CREAM MINERALS LTD

GEOLOGICAL REPORT

ON THE

DOS HORNOS AND ONCE BOCAS

 GOLD SILVER STRUCTURE,

NUEVO MILENIO PROJECT

Municipality of Xalisco

Tepic Area

Nayarit State, Mexico

Latitude: 21o 21’ 35” North
Longitude: 104o 46’ 53” West

Prepared

by

F. HOLCAPEK, P.ENG. GEOLOGY

Director General

Cream Minerals De Mexico S.A. De C.V.

Dated

February 16, 2006

APPENDIX I

ASSAYS USED FOR

INFERRED MINERAL RESOURCE CALCULATION

DOS HORNOS VEIN 1

APPENDIX II

ASSAYS USED FOR

INFERRED MINERAL RESOURCE CALCULATION

ONCE BOCAS BULK TONNAGE

GEOLOGICAL REPORT ON THE DOS HORNOS AND ONCE BOCAS GOLD SILVER STRUCTURE, NUEVO MILENIO PROJECT

1.00 SUMMARY

Cream Minerals De Mexico S.A. De C.V., a subsidiary of Cream Minerals Ltd., is the owner of the Nuevo Milenio Gold-Silver property near Tepic in the State of Nayarit, Mexico. The Nuevo Milenio is an epithermal precious metal prospect which has been explored the past 5 years (2000 to 2005).  Four major areas of disseminated gold-silver mineralization have been delineated within a small portion of the property that has a widespread exploration potential for similar mineral occurrences.

The claim area lies within the Municipality of Xalisco and is situated 7 km east of Highway #200 about 20 km southeast of Tepic.  The property consists of the Nuevo Milenio Fraccion 1, Nuevo Milenio Fraccion 2 and CMM 1 encompassing a total area of 2,664 hectares.  The property is close to local infrastructure and is easily accessible by conventional roads and numerous secondary and drill access roads throughout the claim area.

This report was prepared at the request of Cream Mineral Ltd as a supportive document in respect to calculated Inferred Mineral Resources as defined and accepted by the CIM December 2005. It is based upon exploration conducted from 2002 to 2005 under supervision of the writer and a review of the comprehensive database of Cream Minerals de Mexico S.A. de C.V. Most of the detailed exploration information is archived at Cream Minerals de Mexico S.A. de C.V. in Durango, Mexico  copies and electronic transfers of reports, maps and sections are available at Cream Minerals Ltd. in Vancouver. Dr A. D. Drummond, P. Eng., acted as geological consultant to Cream Minerals Ltd.  Numerous in house reports, discussion papers, notes etc. were used for the compilation of this report. Other relevant information and reports used are generally available in the public domain.

For information in respect to the Chacuaco Area and Chacuaco West area the reader is referred to the report by Hank Meixner P.Geo.  “Geological Report on the Nuevo Milenio Gold – Silver Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico, Latitude: 21o, 21’35” North, Longitude: 104o46’53”West, prepared for Cream Minerals Ltd. by Henry M. Meixner dated September 28, 2003”.

This report discusses the 3,000 m x 150 m Dos Hornos Area, the 1200 m x 100 m Once Bocas Area., two epithermal silver – gold vein and stockwork systems. The precious metal mineralization occurs in ubiquitous north westerly aligned structural zones of silica alteration within a core area of about 200 hectares in the central part of two nested caldera structures. The outer La Curva and the inner Nuevo Milenio Calderas are only two of numerous other caldera rim features within a broader caldera field in which the Nuevo Milenio property is situated.

Regionally, the Nuevo Milenio property is situated within an early Miocene volcanic caldera field of the Sierra Madre Occidental Volcanics which is traversed by the Tepic – Zacoalco rift zone, an En Echelon extensional structural zone forming the boundary zone with the Jalisco block. The Tepic area is overlain by the young volcanics of the Trans Mexican Volcanic Belt.

The north-westerly trending mineralized vein structures and stockwork in the district are thought to be conduits for hydrothermal silica-rich solutions containing gold and silver that formed the mineralized quartz veins in the district.  Further, these structures are interpreted as being related to the extensional structures which are thought to be vestiges of crustal fractures and faults that emitted ash flows to the surface thus forming the host rocks.

The Nuevo Milenio Gold-Silver Property is a Low Sulphidation, epithermal precious metal prospect containing gold-silver mineralization in quartz veins and in quartz stockwork zones within an area of Miocene volcanics in a collapsed caldera structure.

Orientation drilling at the Dos Hornos and Once Bocas, confirmed the presence of precious metal bearing quartz vein – quartz stockwork zones. Drill hole locations were unfavourably sited due to terrain, access and orientation of structures. The intersection of faults, shears and breccia zones which are part of the mineralized vein zones created drill problems and caused poor core recovery.

 Recent exploration has focused on opening historic mine workings at Dos Hornos and Once Bocas.  Geological mapping and channel sampling has proven grade continuity and down dip continuity. It also explained the poor core recovery as being caused by brecciation and faulting parallel to the veins at Dos Hornos and Once Bocas. Re-evaluation of all data on hand has shown continuity along strike and down dip of grade and vein structures giving an Inferred Mineral Resource of:

Dos Hornos:

                        1,530,000 Tonnes,      Au: 139,000 oz,       Ag: 8,760,000 oz

Once Bocas

                        11,590,000 Tonnes,     Au:   129,000 oz,     Ag:   21,580,000 oz

TOTAL INFERRED MINERAL RESOURCE DOS HORNOS AND ONCE BOCAS:

13,120,000 Tonnes,       Au:  268,000 oz,       Ag:  30,340,000 oz

Exploration should be continued by prospecting, mapping and sampling as well as geochemical and geophysical surveys along the Dos Hornos and Once Bocas structures. Continuation of opening, mapping and sampling of old workings at the Once Bocas and Dos Hornos combined with additional trenching and Diamond Drilling to define continuity of grade past the section of the Inferred Mineral Resources.

The Dos Hornos structure should be diamond drilled across the whole 150 m indicated width of parallel quartz veins. A fence consisting of 5 Drill holes at -450, each 200 m deep is recommended. Once Bocas should be diamond drilled as well to test for the presence and continuity of gold-silver mineralization at depth and to the north and south of the area of inferred mineral resources. A total of 5 holes should be drilled 200 m each.

A total of $ 384,000.00 is allocated for the Phase I. program. A second expanded phase of 12,000 meter of drilling, along with metallurgical testing, is recommended if positive results are obtained from the phase I work program. Geophysical method should be tested and geochemical surveys should be expanded to cover the total known strike length of Dos Hornos and Once Bocas. Expenditure of $ 1,740,000.00 should be allocated for Phase II exploration.

F. Holcapek, P.Eng.

Durango, Durango, Mexico   Feb. 16, 2006

2.00 INTRODUCTION AND TERMS OF REFERENCE

The objective of this report is to summarize all information on hand for the Dos Hornos and Once Bocas zones and to report, on areas of inferred minerals resources.

The program of re-evaluation was cut short because of shortage of money. Numerous shafts and other areas of old workings were not opened for that reason, but the results obtained as of December 2005 support a calculated Inferred Mineral Resources according to the definition as adopted by the CIM Council in Dec 2005.

For a more comprehensive description of the geological setting and information on the other known mineralized zones located on the Nuevo Milenio property the reader is referred to:  “Geological Report on the Nuevo Milenio Gold – Silver Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico, Latitude: 21o, 21’35” North, Longitude: 104o46’53”West, prepared for Cream Minerals Ltd. by Henry M. Meixner dated September 28, 2003”. This report is in compliance with NI 43-101 and NI 43-101F and was used as a supporting document and filed with the British Columbia Security Commission and the TSX Venture Exchange on Oct 23, 2003.

Cream Minerals de Mexico S.A. de C.V., a subsidiary of Cream Minerals Ltd, is the owner of the Nuevo Milenio Gold-Silver Property. It has carried out several staged precious metals exploration programs from May 2000 to December 2005 under the supervision of the writer.  Dr A.D. Drummond, P.Eng was retained as the external consultant for the project and visited the project several times. He gave invaluable assistance in discussions and direction of the project.

On August 2003 Hank Meixner, P.Geo was engaged by Cream Minerals Ltd to visit the project to produce a report in compliance with NI 43-101 and NI 43-101F to be used as a supporting document to be filed with the British Columbia Security Commission and the TSX Venture Exchange. This document was filed on Oct 23, 2003 with SEDAR.

Following the 2003 Drill program which gave inconclusive results, the Board of Directors decided to halt all exploration work on the Nuevo Milenio, write down the Nuevo Milenio project to zero value in anticipation of dropping the Lots.

The recent rise of gold and silver prices caused a re-evaluation of all data collected from the Dos Hornos and Once Bocas zones, part of the Nuevo Milenio project.  The objective of this evaluation was to check all data accumulated not only in the office but also in the field. Recently identified sites of adits, x-cuts were cleaned, opened, mapped and channel sampled Topographic section using chain and compass were surveyed to allow construction of x-sections and longitudinal sections. The field work was completed by December of 2006. This report is based on this new data.

Ing. German Francisco R. was transferred with 2 assistants and 2 part time workers from the Fenix project to initiate the program... Work concentrated on Dos Hornos North and Once Bocas since previous exploration returned the best results from these workings. The program was initiated on July15, 2005 and lasted to December 2005.

Numerous old Spanish workings were discovered, cleaned, mapped and sampled on both the Dos Hornos North and Once Bocas structures. The new data obtained justified the re-evaluation of the accumulated data base and to check for areas which may   have an inferred mineral resource.

This report is based on the exploration conducted during the period May 2000 to Dec 2005 by Cream Minerals De Mexico S.A. De C.V.  The program was executed by the writer and others under his direct supervision. To understand the geological characteristics of epithermal gold – silver deposits located in Nayarit the writer visited numerous old mines, prospects or showing. He has directed exploration programs on Mina Miravalle 1987, Bonanza 1987 & 1999, Buena  Suerte 1988, Monterey 1988, San Jose 1988, Estrella 1998, Tajo de Oro 1999, La  Fenix prospect 2004 – 2005, Nuevo Milenio 2000 - 2005,.  All of the above are Epithermal Low Sulphidation gold – silver deposits.

On the Nuevo Milenio Project numerous shafts, adits, x-cuts and old trenches dating back to Colonial times (1810 to1825 pre Spanish revolution) are evident, but no estimate of past production can be made.  Small rock furnaces (Hornos), tahonas (stone mills), dam sites and old building foundations give evidence of prior mining.

 On the Dos Hornos x-cut Adit 4 shows extensive workings, but a minimum of stoping. At shaft 5, 3 sublevels give evidence to exploration work.

At Once Bocas 2 stopes about 40 m long, 1.00 to 1.50 m wide with the lower shaft being water filled suggest production from 2 veins.

At Cero Chacuaco, Mina Perdido 3 has a 20 m shaft full of water which suggests production from the lower levels. Tradition has it that the area of Chacuaco has several old mines which are caved and completely overgrown. In this area an ore pile of 200 tons was found in 1977, reportedly, and shipped to Guadalajara. The writer checked the area and found evidence of houses, small ovens (Hornos) and Tahonas (Stone mills).

Based on the network of old, built up mule trails and location of planillas (ore sorting areas) the writer is certain other Spanish workings exist on the property. It should be noted that nearly all old workings with good silver – gold mineralization or indicated production are located at lower elevations (less than 1150 m – vertical zoning?)

3.00 DISCLAIMER:

The writer has been informed via telephone by the Department of Mines that the reduction of Nuevo Milenio Fr. 1 and the cancellation of CMM 2 have been accepted. Legal documentation will be forwarded in due time to the Durango office of Cream Minerals, but he has not seen the actual legal paper. He is certain that the above is true, but can not take responsibility for the information until the legal copies are received

4.00 PROPERTY DESCRIPTION AND LOCATION

The Nuevo Mineral project encompasses 3 mineral lots. In June 2005 applications were filed with the Mining Department in Mexico City to reduce the Nuevo Milenio Fr 1 from 4,418.183 Ha to 2,500.000 Ha and to abandon CMM II.  The Durango office was informed that applications were accepted and the documentations will be forwarded to the Durango Office. A sketch of the configuration of the lots is shown on Figure 2 and the description of the lots is listed below

Mining Lot	Title No.	Type	Area	Term
Nuevo Milenio Fr. I	New Title	Exploration	2,500.0000 Ha	Feb. 20/01 – Feb. 19/07
Nuevo Milenio Fr. II	212959	Exploration	4.1459 Ha	Feb. 20/01 – Feb. 19/07
C.M.M. 1	212933	Exploration	160.0000 Ha	Feb. 13/01 – Feb. 12/07

CREAM MINERALS DE MEXICO SA DE CV
LOCATION MAP
NUEVO MILENIO PROJECT
NAYARIT, MEXICO
CREAM MINERALS
N
LOCALIZACION
USA
DURANGO
GOLFO DE MEXICO
NAYARIT
D.F.
OCEANO PACIFICO
400000E
500000E
600000E
2'500,000 N
2'400,000 N
2'300,000 N
ESTADO DE SINALOA
ESTADO DE DURANGO
ESTADO DE ZACATECAS
ESTADO DE JALISCO
OCEANO PACIFICO
CUCHARAS
HUAJICORI
ARENILLAS
ACAPONETA
TECUALA
MEXCALTITAN
NOVILLERO
PALMAR DE CUAUTLA
ROSA MORADA
SANTA CRUZ
TUXPAN
IXCUINTLA
CRO. SAN BLAS
TEPIC
SAN BLAS
LA CURVA
Nuevo Milenio
COMPOSTELA
CHAPALILLA
CHACALA
LOS AYALA
IXTLAN
PUERTO VALLARTA
Scale 1: 1'000,000
0 15 30 50
Kilometers
LEGEND
4 Lane Highway
Paved Roads
Gravel Roads
Railway Tracks
International Airport
Air Strip
Port Marine
CMM Lotes

Figure 1

The exploration lots were originally denounced by A. Carrera Gamboa on behalf of Cream Minerals De Mexico S.A. De C.V. In 2003 the title of the lots was transferred to the company. Exploration lots have a life of 6 years and are renewable as exploitation lots which have a 22 year life. Recent Mining Legislation has reclassified all mining lots as Exploration to simplify the administration of the mining law.

The area under discussion is located in the Municipality of Xalisco Nayarit, 20 km as the crow flies southeast of Tepic within the area of Ejido El Refugio. Access from Tepic is by Federal Highway 200 – Tepic to Puerta Vallarta as follows (Figure 1):

Interval                                         Km         Highway #          Type of Road
Tepic – Turn off La Curva           17.00                 200                 Pavement
Entrance La Curva – La Curva       7.00                local                Pavement
La Curva – Dos Hornos                  3.00                local                Dirt road

Total Distance from Tepic            27.00

 Geographic coordinates at a central point on the property are:
                         Geographic Co-Ordinates            UTM Co-Ordinates
                          Latitude North:      21°21’35”      2,361,750.004 N
                         Longitude West:  104°46’53”         522,537.013 E

5.00 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY:

The property is readily accessible by car from Tepic by driving 17 km southwards on Federal Highway #200 to km 17 and then to the village of La Curva located 7 km East via paved secondary road.  From La Curva it is a further 3 km east over gravel road to the main mineralized areas of Dos Hornos, Once Bocas and the Chacuaco. Numerous access roads, tractor trenches and road cuts provide vehicle access to the various mineralized showings and old workings and some trails connect the historic mine sites.

The climate is warm and humid during April to September (18o to 40o C). June to October is the rainy season during which frequent afternoon showers render secondary roads difficult to traverse. During October to March the climate is temperate with cool nights.

Tepic is the capital of the State of Nayarit and is a major service and supply center with a population of 300,000 located in an agricultural region.  Rental vehicles and heavy machinery are available for exploration operations as well as the manpower to operate them. Air service, railway and a well developed highway system (Highway 15 to Mazatlan and Guadalajara, Highway 200 to Puerta Vallarta) make the area easily accessible from any part of the world.

The Tepic valley is a well develop farming area with sugar cane, maize and blue agaves being the main crops. Mangos, avocados, bananas and oranges are the main fruit trees. Coffee is cultivated in the mountains.  Lush vegetation is typical for this part of the interior highlands of Mexico with abundant tree and bush cover. Areas covered by flat lying basalt flow and mountainous areas are covered by sparse open stands of oak trees, low bushes and grasses. Valley floors are covered by dense brush, but creek bottoms contain dense jungle like growth requiring clearing with machetes in order to pass.

Arroyo Chacuaco – Cafetal and Arroyo Refillion have water year around. Electric power is available at La Curva and other population centers.

520000E
525000E
530000E
2360000N
LOTE NUEVO MILENIO
ALTAVISTA
VOLCAN
MEDIA LUNA
LA CURVA
ARROYO RERLION
N
C.M.M.1
MESA
LLANO GRANDE
ARROYO GRANDE
EL HERMITAÑO
NUEVO MILENIO FR 1
CMM 1
AREA HELD BY OTHER PARTIES
ESCALA : 1:25,000
0 0.5 1
kilometer

CREAM MINERALS DE MEXICO S.A. DE C.V.

NUEVO MILENIO Fr 1, CMM 1

Nayarit, Mexico

F. Holcapek P.Eng. June 2005

Figure 2

6.00 HISTORY:

In 1524, Captain Francisco Cortes de San Buena Ventura, a representative of Conquistador Hernán Cortez, arrived at the population center of Tepic, Nayarit. He was well received by the Tactoani Indians and presented with a gift of honour, a cup of gold nuggets and a cup with silver pieces He returned to Colima without extending his control over the area.

In 1531, Nuño de Guzmán, President of the Audience de México, known for his ruthless conquest and cruelty to the indigenous people, arrived in Tepic He extended the Spanish control over the Indians forming the confederation of Chimalhuacán, which was later named “Reino de Nuevo Galicia”. Numerous Indian villages were enslaved and new villages were settled by the Spanish during this period. Compostela became the seat of the Bishop (Capital).

Nuño de Guzmán demanded not only food and supply from the conquered villages, but also, under the threat of death, gold nuggets and silver pieces.  Lieutenant Peralmindes Chirinos, one of Don Nuño’s officers, visited Jalla, which was located in the mountains to the east. This area was developed into the first “Real de Minas” (Mina Jalla) many years later.

During the early part of the conquest Mina Espiritu Santo, near Compostela was developed into a “Real de Minas”. The exact location of this mine is lost, but tradition suggest it was located NE of Compostela. This is the southern part of the Nuevo Milenio area. Mina Lluvia de Oro lies 4 km to the south and Minas San Francisco 10 km to the south of Nuevo Milenio. Numerous other Spanish mines are known in the area.  The area is presently coered by many small mining lots.

At about 1650 the Mines of Miravalle along Rio Huicicilla were found and put into production. These legendary Bonanza Mines produced extremely large amounts of silver. The vein structures cut Jurassic slates and lower Tertiary andesites intruded by acidic rocks. The main vein structure was traced for a distant of about 1.5 km with x – cuts, every 100m driven into the vein. Large collapse feature give evidence of stopping. Several shafts, now full of water were found along the toe of the slopes. Along the river ruins of old buildings and “Hacienda Metalurgico” (Ore treatment plant), were found. This area was a major mining center. One of the vein structures is 1 to 3 m wide grading up to 65,000 g/ton Ag (Sampled in 1987, F. Holcapek, W. Strickland).

The main problem in the mines was the shallow water table and the incapability of the early miners to deal with the water.  None of the old mines was worked at depth.

During the 1900 century mining in Nayarit came to a stand still. The Spanish Revolution (1810 to 25) was followed by the French wars, 30 years of Indian wars and finally the Mexican Revolution which ended in 1920. This period of unrest depopulated the country site. The miners headed for the safety of the cities and all mining knowledge was lost.

ASARCO explored the Huicicila district during the 1930th, Mina Huicicilla and Mina Miravalle located 5 km down stream from the earlier Mina Miravalle. These mines were blasted shut in 1954 by the company when operation ceased due to a labour dispute.

The old high grade mining areas in Nayarit were little investigated. The main reason was absences of geological and mining information, the abundance of small exploration or production lots in the area of reported mining making consolidation very expensive, but mainly the areas reputation for narrow high grade bonanza type veins which are not a priority for international Mining Companies.

During 1987 to 1999 the writer investigated the area for the Lang Mining Group (Cream Minerals Ltd), but a large lot covered the area of interest. The owners did not conduct exploration on the property.  It was a wait and see situation.

A visit in February 2000 showed that the area was free for denouncement and several of the small lots had also been cancelled. Arnoldo Carrera G. was engaged to denounce the area on behalf of Cream Minerals De Mexico during February 2000.

From June to November 2000, Ing. Marcus Alberto Ruiz was in charge of phase 1 of the field work for Cream Minerals De Mexico S.A. De C.V. The work program consisted of construction of access road, tractor trenching of the Dos Hornos structure, Once Bocas and Mina San Miguel, channel sampling, geochemical soil sampling, prospecting and geological mapping.

In December 2001 Andy Carstensen, Geological Consultant, was engaged to report on the merits of the project. His findings were summarized in the Report” Nuevo Milenio Property Visit, prepared for Cream Minerals De Mexico S.A. De .V. by A. Carstensen”. Based on his recommendation the focus of exploration was shifted to search for areas of possible disseminated gold – silver with bulk tonnage potential.

From December 2001 to July 2002 the writer and 3 helpers, continued regional mapping, prospecting, cleaning of old Spanish workings, followed by rock geochemistry in areas of “silica caps”. Dr. A.D. Drummond PHD, P.Eng. the Companies Consultant visited the project and advised on execution of the program and assisted with the interpretation of data.

In July 2002 a preliminary drill program consisting, of 5 diamond drill holes for a total of 725 m drilling HQ and BQ core was completed at Once Bocas, Cerro Chacuaco and Chacuaco West.

Location	Description	Northing	Easting	Dip	Azimuth	length m
DDH 01-02	Chacuaco Creek	2360070	520179	-45	30	150
DDH 02-02	Chacuaco Creek	2360069	520205	-45	30	109
DDH 03-02	Once Bocas	2360674	521066	-45	205	228
DDH 04-02	Once Bocas	2360590	521089	-45	205	94
DDH 05-02	Chacuaco West	2360129	519802	-45	220	144
5 Drill Holes	Total meters drilled					725 m

In September 2003 Hank Meixner, P.Geo was engaged by Cream Minerals Ltd to conduct a property examination and to produce a report in compliance with NI 43-101 and NI 43-101 F to be used as a supporting document to be filed with the British Columbia Security Commission and the TSX Venture Exchange. This document was filed on Oct 23, 2003.

The writer made all reports, assays, drill logs and legal papers available for his perusal and acted as field guide during the six day property visit. His report summarized all available data on the Nuevo Milenio Project.

During 2003, additional detail work including cleaning of old workings, shafts and adits, was conducted on Cerro Chacuaco and a summary of all data was compiled. During this period the writer expanded regional mapping and prospecting to Lot CMM 1 and CMM 2 and the northern limits of Nuevo Milenio 1. A second diamond drill program consisting of 19 holes for a total of 3,576 m was initiated in November 2003 and completed by April 2004. Locations are as follows:

Location	Description	Northing	Easting	Dip	Azimuth	Length m
DDH 01-03	Dos Hornos	2360665	521555	-45	37	212
DDH02-03	Dos Hornos	2360665	521555	-60	37	209
DDH 03-03	Cerro Chacuaco	2360225	520407	-50	185	245
DDH 04-03	Cerro Chacuaco	2360287	520477	-45	185	208
DDH 05-03	Cerro Chacuaco	2360262	520433	-45	185	218
DDH 06-03	Once Bocas	2360583N	521001	-45	30	220
DDH 07-03	Once Bocas	2360615N	520964	45	30	90
DDH 08-03	Once Bocas	2360616N	520964	-45	30	191
DDH 09-03	Once Bocas	2360616N	520964	-45	30	208
DDH 10-03	Once Bocas	2360586N	520997	-67	30	164
DDH 11-03	Dos Hornos	?	?	-45	207	124
DDH 12-03	Once Bocas	2360534	521008	-45	66	197
DDH 13-03	Chacuaco W	2360143	519668	-45	16	198
DDH 14-03	Cafetal	2359535	521247	-41	226	186
DDH 15-03	Cafetal	2359432	521287	-45	212	228
DDH 16-03	Cafetal	2359427	521328	-45	75	242
DDH 17-03	Dos Hornos	2360930	521518	-45	40	108
DDH 18-03	Dos Hornos	2360896	521555	-45	40	152
DDH 19-03	Dos Hornos	2360188	521876	-45	269	176
19 Drill Holes	Total meters drilled					3,57 6 m

The results of both drill programs were inconclusive. Faulting, shearing and poor drill core recovery did not allow interpretation of drill data. The acquisition of the Casiera Diamond Project in Sierra Leon in February 2,005 refocused the Companies priority and all other projects were put on hold. The Nuevo Milenio property was written down to a zero book value.

Following the rise in gold and silver prices, detailed investigations of the higher grade vein and stock-work zones was initiated in July 2005 with the objective to re-evaluate economic potential of the Dos Hornos North and Once Bocas zones. During the evaluation period numerous old Spanish workings, suspected to exist, were located. The workings were opened, cleaned, mapped and channel sampled on both the Dos Hornos North and Once Bocas.

7.00 GEOLOGICAL SETTING

7.10 REGIONAL SETTING

The Nuevo Milenio project lies within the Sub province of the “Sierras Neovolcánicas” Nayarit, which is part of the Cenozoic Trans –Mexican Volcanic Belt (TMVB). The TMVB is a broad west sloping volcanic plateau formed by polygenetic stratovolcanoes, monogenetic volcanoes and cinder cones, caldera complexes, explosion craters and Maarens with associated volcanic flows and pyroclastic deposits. The average elevation of the plateau is 2,300 m in the eastern part, 1,600 m in the central and 1,000 m in the western part (Nayarit).

The volcanoes in Nayarit represent two distinctive groups. Rhyolitic volcanism initiated during the Upper Cretaceous (70 to 40 million years) related to the Laramide Orogeny and continued intermittently to 23 million years. These volcanic periods deposited felsic tuffs and flows with associated andesitic rocks which are represented by the Lower Volcanic Group. The large regional fault zones and compressive stress developed at this time to the east which was associated with the subduction of the Fallaron Plate under the western part of México.

Primarily andesitic volcanism continued, but changed from 23 to 12 million years to rhyolitic composition forming, first the Sierra Madre Occidental to 12 million years, and later developing the rift and graben structures and the young faults.

The Trans Mexican Volcanic Belt formed during late Miocene (11 Ma) and consists chiefly of andesitic to dacitic volcanic rocks and active volcanoes, extending across Mexico. It starts at the Pacific in Nayarit and terminates at the Atlantic.  The original orientation was NW, but changed to E – W with the realignment of the East Pacific Plate at about 10 Ma to 5 Ma. The development of the Neovolcanic Belt is continuing to date with the active subduction of the Cocos Plate under Mexico.

Figure 3:      Tectonic Setting of the Compostela – Ceboruco Graben (Ferrari and Rosas-Elguera, (1999)

The Tepic Zacoalco Rift consists of several fault zones of different ages and direction with extensional tectonic still active to day.

➢

Listric Faults north of Tepic belong to the Gulf Province.

➢

En Echelon Grabens between Compostela and Guadalajara which reactivated the boundary between the Sierra Madre Occidental and the Jalisco Block (4.5 to 2.3 million years)

➢

South verging half grabens located inside of the Jalisco Block (11.9 to 9? Million years)

The Nuevo Milenio project lies within the Tepic Zacoalo rift, north of the Compostela – Ceboruco graben. The Rift is characterized by active alkali volcanism and about 1 mm/year extension. Net extension across the rift has been estimated at 4% to 8% (Barrier and others 1990) since formation. Within the Valley of Tepic several volcanoes and numerous calderas can be recognized on satellite maps.

 The City of Tepic lies in part within Caldera de Valle dated as 40 Ma, which is the oldest caldera in the region. Caldera Santa Maria del Oro and Caldera Sanganguey lie to the north of Caldera la Curva.

Mines located north of the Tepic Zacoalco Rift with distance from the Nuevo Milenio are:

➢

Cinco Minas 70 km E, quartz vein – silica zone cutting lithic rhyolite tuffs.

➢

Mina Jalla approx. 45 km East cutting ignimbrites

➢

Minas of Santa Maria del Oro 30 km NE, cutting rhyolite tuffs.

Mines south of the Rift with distance from the Nuevo Milenio are:

➢

Mina Espiritu  Santos approx. 15 km SW, in lithic tuffs approx. elevation is 850 m

➢

Mina Miravalle 20 km SW – Jurassic slates near contact with andesites, lithic tuffs and granitic intrusion (20 ma) at approx. elevation of 400 m

➢

Minas Huicicilla 22km SW in granitic intrusions (20 ma) cutting andesites and lithic tuffs, approx. elevation of 375m.

➢

Lluvia Del Oro 4 km south of Nuevo Milenio cutting andesite and rhyolite tuffs.

➢

Mina California located within the Nuevo Milenio lot along the flank of Volcan Media Luna.

➢

Texture and structures of quartz veins, and type of mineralization are similar to the Dos Hornos and Once Bocas zone, but the alteration assemblage’s changes with compositional changes of host rock and changes of elevation (Temperature – Pressure dependent).

Mineral deposits located near Lote Nuevo Milenio were work during Colonial Time and were essentially of Bonanza Grade. The writer has visited the following old mining areas all of which are associated with rifting, grabens or regional fault structures.

7.20 LOCAL SETTING

Cream Minerals Nuevo Milenio Property covers the southern part of Caldera Sanganguey and the elliptical La Curva Caldera which has an estimated NW axis of 6 km and a NE axis of 5 km. The smaller Nuevo Milenio Calder, about 4.5 x3.5 km, is nestled into La Curva Caldera with common boundaries along the SE limits.

To the East several small Calderas are indicated. Caldera Llano Grande and Caldera Dos Amigos (Lot CMM 1) are located east and south of Nuevo Milenio. To the south east several crater lakes give evidence to recent volcanic collapse features.

The Tepic - Zacoalco Rift trends through the property and the Compostela – Ceboruco graben lies to the south. No Government or other geological data is available for this area in general and for the area around Tepic in particular. The compilation of the geology in cross-section is based on regional mapping and prospecting by Ing. Alberto Marcus Ruiz and the writer. It illustrates the regional geological environment of the Nuevo Milenio property.

The volcanic sequences here, as elsewhere throughout the Sierra Madre Occidental are of the Lower Volcanic Supergroup, which are overlain by the Upper Volcanic Supergroup. The rhyolite tuffs designated as Trtn and Trt, Tr on the section are believe to be Upper Volcanic Supergroup.

Within the Caldera Nuevo Milenio all rocks predating basalt and rhyolites are affected by intense hydrothermal activities. These altered rocks host all known mineralization. Rock units exposed are flat lying. Along the Caldera Rim banded rhyolites form variably dipping outflow sheets with the dip controlled by paleo topography. The same holds for the basaltic outflow sheets. The lower contact is unconformable and is a zone several meter thick showing, regoliths, clay layers, conglomerates and baking of the underlying rocks.

Rock units are cut by WNW, NW and NE trending faults, shears and fracture zones as observed in the old underground workings. WNW faults are parallel to vein structures and produce breccia zones. Quartz veining and vertical silica zones follow these structural trends.

These structures are parallel to the trend of the Tepic - Zacoalco Rift.  NE structures are indicated but are not associated with quartz veining. Nonwelded, intensely argillic tuffs are recessive weathering. and show fewer fractures or joint. Rhyolitic domal intrusions, ring dykes and Mega Breccia were recognized along the rim of the calderas. These intrusions follow fractures and faults produced by caldera collapse. Late volcanic basaltic vents and dykes are located along the caldera rim and are the source for late stage, wide spread basalt flow sheet.

7.30 STRATIGRAPHY:

Basalt Flow (Tb)   – Dark green, massive to blocky flow.  Along contact with flow banded rhyolites, chilling produced obsidian bands and nodules.

Basalt Stocks (Tb) – intrusive basalt in vent areas light green to glassy when intruding rhyolite flow sheet. Devitrification and spherulitic texture is evident along contact.

Upper Lithic Tuff (Trtu) – Rhyolitic Lithic tuffs abundant coarse-grained clear quartz eyes approx. 30 meter thick.  Alteration is present east of the Cafetal area. Here hornblende ghosts are present and the rocks are largely comprised of quartz, clays, sericite and hematite.

Rhyolite Intrusive, Extrusive Devitrified (Tr) – Flow banded, spherulitic in bands, devitrified, opalized rhyolite with quartz eyes. The unit forms domes, dykes, and local flows. The rocks intrude and define the limit of the La Curva Caldera. No devitrification or Opalization was observed in intrusions located along the rim of Caldera Nuevo Milenio.

Fine Volcanic Ash – The unit is greyish in color, steeply dipping in places, silicified showing strong exfoliation roses. It was found at Domo Dragon as isolated outcrops.

Lacustrine Deposits - Thin-bedded sedimentary rocks, graded bedding intensely silicified, and pyritized. It was found at Cerro Chacuaco but is recessive weathering and hence the distribution of the unit is not known.

Rhyolite Lithic Tuff (Trtc) - The tuff contains quartz eyes, lithic fragments are typically a quartz-bearing welded lapilli’s tuff. It is unclear if the unit was vented from the La Curva caldera or predates it. It is the host for mineralization.

Rhyolitic Tuff (Trtn) - Non-welded, intensely clay altered, texturally destroyed, and recessive weathering, possible acid leaching generated by weathering of sulphides. It differs from the lithic tuff unit by its lack of quartz eyes. This unit may host for bulk gold – silver deposits.

520000E
2360000
522500E
2362500
RIM
CALDERA LA CURVA
RIM
CALDERA SANGANGUEY
RIM
CALDERA NUEVO MILENIA
A
A'
DOMO LA ESPERANZA
ARROYO REFILION
CHACUACO WEST projected
ARROYO CHACUCACO
CERRO CHACUACO
ZONA ONCE BOCAS
ZONA DOS HORNOS
ARROYO GUADELUPANA
ARROYO LA SUERTE
ZONA ZAPOTE - LA BAGRE PROJECTED
ZONA SAN FRANCISCO
VOLAN MEDIO LUNA
1600m
1400m
1200m
1000m
800m
600m
400m
200m
Sea Level
Trt
Trtn
Tb
Tr
Possible Disseminated Target
Possible Bonanza and Stock Work Zone
Bonanza Possibility
BASEMENT
METRES
0 250 500 750 1000 1250 1500 1750 2000
LEGEND
Tb
Basalt Flow, Stocks, Dykes - Dark green, massive to blocky flow. Along contact with flow banded rhyolites chilling produced obsidian bands and nodules. Devitrification and spherulitic texture is evident were intruding Rhyolite
Tr
Rhyolite Extrusive and Intrusive - Flow banded, spherulitic, in bands, devitrified, domes, dykes and sheets.
Trt
Rhyolite Lithic Tuff - with quartz eyes, lithic fragments are typically, quartz-bearing welded lapilli tuff. Hydrothermally altered medium to intense. Non Differenciated.
Trtn
Rhyolite Tuff - Non-welded, intensely clay altered, texturally destroyed, and recessive weathering, no quartz eyes.
Td - Ta
Lower Volcanics - dacitic to andecitic flows, fragmentals and tuffs At Mina Miravalle Andesite flows massive, at Mina Buena Suerte Rhyodacit to Dacites overlaying the Basement
Jurassic to Cretaceous Pre Volcanism Basement At Zapotan the Basement consists of Sandstone, at Mina Miravalle of Shales near Granitic Intrusions (Volcanic related.)
HYDROTHERMAL ALTERATION
Kaolinization, sericite, minor silicification, as halo around quartz vein zones. Quartz veins - silica flooding, breccia and parallel veins, Au and Ag.
Quartz veins - sugary quartz as fracture controlled flooding., veins and stockwork, Au, Ag.
Silicification, fine grained and Quartz flooding and minor chalcedonic, vein as fracture filling and stockwork, Au, Ag.
Possible disseminated Bulk Deposit where structures intersect Trtn, Chacuaco. West zone of Au Ag at about 1,000m elevation in Trtn.
Geological contacts, generalized
Ring Fractures, Caldera Rim
Fault, Shear.
Cream Minerals de México, S.A. de C.V.
CREAM MINERALS
CROSS SECTION A - A'
LOTE NUEVO MILENIO
MUNICIPIIO JALISCO, NAYARIT, MEXICO
Based on Satellite Images Surfaces Mapping
And Regional Reconnaissance
Mapped by: Ing. Alberto Ruiz M.,
Date: October 30. 2000
Up Date by: F. Holcapek, P.Eng.
May 13, 2003
Drafted By: Geodrafting
Sept. 24, 2002

Figure 4

CALDERA
LA CURVA
LOTE NUEVO MILENIO
CALDERA SANGANGUEY
LA LABOR
CALDERA
LA LABOR
LA CURVA
CALDERA LLANO
GRANDE
CALDERA EL HERMITAÑO
LOTE NUEVO MILENIO
LOCATION
Cream Minerals de México, S.A. de C.V.
GENERAL GEOLOGY

Figure 5

LEGEND
Figure 6
N
Cream Minerals de México, S.A. de C.V.
MINA ZAPOTE
GENERAL GEOLOGY

N
Cream Minerals de México, S.A. de C.V.
CERRO CHACUACO, CHACUACO WEST, CAFETAL, DOS HORNOS, ONCE BOCAS
GENERAL GEOLOGY

Figure 7

8

2361500
Basalt
RHYOLITE RUBBLE
RHYOLITE RUBBLE
Basalt
VEINS , STOCKWORK
N
DOS HORNOS NORTH
MINA CRUCERA
2361000 N
ONCE BOCAS NORTH
75
60
2360500 N
SILICIFICATION
DOS HORNOS SOUTH
MINA SAN MIGUEL
0 25 125 250 m
SCALE 1 : 10,000
CHACUACO
ONCEBOCAS SOUTH
SILICIFICATION
MINA SANTA GERTRUDIS
521500 E
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS & ONCE BOCAS
GENERALIZED SKETCH OF MINERALIZED ZONES
TRENCHES, SHAFTS, ADITS, DDH Holes
F. Holcapek, P.Eng.
2002, 2003, 2004
Updated Nov. 5, 2005

Figure: 8

Volcano Media Luna
Rhyolite Dome
Basalt Vent
Outliers of Basalt Flows
Rhyolite Flows
Silica Cap
Silica Cap
Basalt sheet
Silica Cap
Base of Silica Cap
Intensely Kaolinized Lithic Tuffs

Panoramic view of Caldera Rim and Volcan Media Luna

7.40 ERUPTIVE CENTERS AND DOMES WITHIN THE CALDERA:

Lot Nuevo Milenio covers the whole of the La Curva caldera including the smaller internal Nuevo Milenio Caldera. Rhyolitic domes, dykes and associate outflow sheets originate along the caldera rim and define the rim zone. Basaltic flows originate from individual late volcanic eruptive centers.

 BASALTIC CENTERS:

Eruption of basalt lava flows mark the latest volcanic episode within the district. Three individual basaltic centers have been recognized within the area of Lot Nuevo Milenio, CMM 1 and CMM 2.

Volcán Media Luna: A basalt vent, straddles both the rim of Caldera La Curva and the Rim of Caldera Sanganguey. The basalt flows and associated obsidian cover the rhyolite flows and silicified lithic tuff units. At lower elevations, along ridges, the basalt forms erosional outliers.

Basaltic Eruptive Center East Flank of Cerro Bartolo: This Centre is indicated by thick flows overlaying the rhyolite out flow sheet to the east along the access road to Mina Guadalupana. It appears to extent all the way down into Arroyo Cafetal.

RHYOLITE DOMES AND ERUPTIVE CENTERS:

Rhyolitic domes and/or rhyolitic ring dykes have been identified along caldera rims. All known opal mines are associated with devitrified flow banded rhyolites associated within domes or rhyolitic outflow sheets.

El Dragon Rhyolite Dome lies due north of Mina Zapote across a deep arroyo (Rim of Nuevo Milenio Caldera). The dome rises above the surrounding rim. Strong vertical jointing is exposed along the flank. No devitrification or Opalization was observed.

The Esmeralda Dome is located along the western flank of Volcán Media Luna, a late stage Basalt Vent (Caldera La Curva to the South). Devitrification of rhyolites produces precious opal and chalcedonic bands.

Guadalupana Dome underlies Cerro San Bartolo which is the highest mountain along the Caldera Rim. Three individual opal mines stretching nearly 700 m along the contours are located within the devitrified rhyolites. Rhyolitic outflow sheet cover part of the ridge.

RING DYKES, MOATS AND MEGA BRECCIA:

El Dragon Rhyolite Ring Dyke outcrops along a northwest trending ridge (Elev. 1080 to 1250 m). This represents the north rim of the Nuevo Milenio Caldera. The rhyolite shows flow banding, dipping steeply to the west. No sign of Opalization is evident but kaolinization is strong. In places outliers of basalt cover the rhyolite flow rocks and intrusive.

Ring Dyke north of the El Dragon along the north part of La Curva Caldera. The hill is covered by flow banded rhyolite which has been affected by kaolinization. Outliers of basalt sheet flows cover the higher ridges.

Land Slide Deposits or Mega Breccia outcrops near the El Dragon Rhyolite Dome defining a moat zone. The Rock fragments are up to 2 feet across and are a mixture of all rock types, except basalt fragments. Basalt was found as outliers along the top of the ridge within 50 m of the mega breccia outcrop.

North of Dos Hornos and Once Bocas rhyolitic flow rubble, along the Basalt contact with lithic tuffs, suggest rhyolite dykes or small rhyolite domes being buried under the basalt sheet. At Mina Zapote the NW extension of the quartz stock work zone is covered by flow banded rhyolites.

7.50 ALTERATION AND ZONATION AT NUEVO MILENIO:

Within the confines of Caldera Nuevo Milenio and Caldera La Curva all rocks have been affected by hydrothermal alteration. The alteration characteristics, as observed in the field, suggest a Low Sulphidation Epithermal system. Shallow acid leaching near the paleo - surface affecting rhyolitic lithic tuffs is evident. The alteration has been identified with a hand lens. Zoning from what appears to be low temperature or distal, to higher temperature or proximal alteration, to the hydro thermal centers was observed in the vertical and horizontal planes.

Supergene Oxidation was super imposed on the hydrothermal alteration assemblage. In several areas, intense argillic alteration with porcellanous lenses or veinlets, suggest the presence of alunite formed by shallow acid leaching indicating sulphides below the water table.

Opalization - is caused by devitrification of flow banded rhyolite sheets, domes or dykes intruding along the caldera boundary. Opalization occurs preferentially with spherulitic bands, open spaces and along flow boundaries.

Chalcedonic Silicification - forms strata bound silica caps along several northwest trending ridges. Very fine sulphides have been found associated with these rocks. Micro breccia has been observed at Salamandria. It appears to be a lower temperature silica cap, produced by acid leaching. The underlying porous lithic tuffs may host disseminated mineralization. No quartz veining and no Au – Ag values have been found.

Silicification, Chalcedony and quartz veining, both sugary textured and chalcedonic quartz, are present. It is normally exposed as a capping along topographic highs from 40 to 60 m above the quartz veins or quartz stockwork exposures. The underlying partially welded lithic tuffs are well fractured and conducive to produces Quartz veining and quartz stockwork. High Ag – Au values were found within fractures or within quartz veins or brecciation in chalcedony. Indications are that Silicification may be superimposed on the top part of possible quartz vein zones, stockwork zones and disseminated mineralization. Existing precious metal values will not be removed by the superimposition of Silicification or acid leaching.

Argillization - Recessive weathering, non-welded lithic tuffs surrounds the hills capped by chalcedonic – silica. Intense clay alteration destroyed all primary texture, open spaces, quartz druses; limonitic filling along hairline fractures and sulphide boxwork suggests possible mineralization. The rock is white and on fresh breaks powdery.

Kaolinization (Clay alteration) - is the most widespread alteration style within the Nuevo Milenio Caldera affecting the lithic rhyolite tuffs. Rocks are white to tan and in many cases texturally destroyed only the quartz eyes remain of the original lithology. Abundant pyrite is associated with kaolinized rocks as noted on mine dumps. The intensity of kaolinization depends on the spatial position within the hydrothermal system. The zone is in part covered by basalt. Kaolinization may overprint higher temperature alteration assemblages directly related to mineralization due to surface weathering. The wide spread kaolinization observed on the Nuevo Milenio makes differentiation between supergene kaolinization – caused by surface weathering and kaolinization caused by epithermal activities very difficult. This is referred to it as the advanced Argillic problem by Silitoe R.H. 1994.

Advanced Argillic (Clay) alteration can be produced by 3 settings:

1.

Deep hypogene advanced argillic alteration is produced by condensation of acidic magmatic volatiles and dissolution of condensates in meteoric water. It is capable of producing precious metal deposits.

2.

Shallow hypogene acid leaching caused by condensates and adsorption of boiled off volatiles and subsequent oxidation of H2S in the vadose zone.

3.

Supergene due to oxidation of sulphides above the water table.

Both 1 and 2 may overlie or over print precious metal mineralization. The 3 types of advanced argillic alteration are identical under the microscope and X-Ray diffraction analysis. They have distinct textural differences which may be identified with the hand lens in the field.

Vein and alteration quartz shows sugary quartz as fracture controlled flooding. It occurs normally associated with mineralized vein and stockwork quartz. Banding and quartz pseudomorph after calcite and/or barite was observed.

Propylitization was observed at La Suerte within the underground workings near the San Francisco structure and in drill core.Iit is evident by the destruction of biotite and/or hornblende to chlorite and pyrite giving a pale greenish-grey colour. It normally forms distal to mineralization. Minor silicification, but intense pyritization was observed. The indicated distance to the mineralized vein structure is estimated as approximately 30 m. Samples collected show elevated gold and silver values.

Sericitization is associated with mineralized areas and spatially associated with vein structures. Sericite is also present in intensely altered tuffs with no known proximity to mineralization, perhaps due to the effects of acid leaching, surface weathering and the oxidation of pyrite noted above. North of Salamandria fine ash tuff has been kaolinized and sericitized. North of Dos Hornos sericite is associated with intense argillic alteration and quartz stock work.

Vein and alteration quartz shows sugary quartz as fracture controlled flooding. It occurs normally associated with mineralized vein and stockwork quartz. Banding and quartz pseudomorph after calcite and/or barite was observed.

7.60 ALTERATION AND ZONATION DOS HORNOS AND ONCE BOCAS:

At Dos Hornos the zone of quartz veining and epithermal alteration has been traced for a distance of 3,000 m. The following changes in alteration were observed, starting at the southern rhyolite flows going to the northwest:

From the Rhyolite flows northward the vein system is indicated by quartz sub outcrop and quartz float. Zones of silica flooding trending parallel to the structure and kaolinization are the main alteration. A veneer of overburden covers the area. Elevation is approximately 1,250 m.

At Santa Gertrudis, 1,180 m elevation, Chalcedonic quartz, silica flooding and kaolinization form an envelope around the structures. The old workings are within the chalcedonic section. The surrounding area is overburden covered. A 100 m wide zone shows quartz float and numerous old trenches and shafts in which quartz veins are exposed.

Mina San Miguel and Cordon Dos Hornos form the central part of Dos Hornos zone. Extensive weathering is evident along the road cuts at Mina San Miguel. Kaolinization, caused by supergene overprinting (?) and linear silica replacement along structural zones, are the only alteration types observed. DDH19-03 was drilled to cut the Mina San Miguel (1,160 m) quartz veining and quartz stockwork zone at depth. The quartz – stockwork zone was intersected. The host rocks are rhyolitic lithic and lapilli tuffs. Alteration consists of sericite – kaolin associated with silica flooding.

Cordon Dos Hornos is at elevation 1,200 m; it is covered by an epithermal, horizontally banded silica cap which is unconformable overlain by banded rhyolite flows. The banding and texture of the silica cap suggest it was deposited from hydrothermal solution interacting with the paleo ground water table. Samples collected from the silica cap showed low Au – Ag content.  It is underlain by kaolinized lithic tuffs cut by quartz veining as exposed in shaft 10.

Dos Hornos North lays at elevation 1,100 m the outcropping parallel quartz vein system is about 100 m lower than the Cordon Dos Hornos Silica cap. Wall rock alteration consists of silica flooding, kaolinization, sericite and pyritization. Euhedral white feldspar (Adularia?) occurs within the quartz veins. All feldspar crystals in the altered tuffs are completely kaolinized. Quartz pseudo morph after calcite and/or barite was observed.

At Once Bocas South 1,100 to 1150 m elevation, Silicification with minor quartz stockwork is the dominant alteration type. On the flank of the ridge old trenches show finely banded chalcedony with quartz veining within an intensely altered argillic zone.

At Once Bocas Quartz veining and silica flooding of wall rock along structural zones and quartz stockwork is evident. Kaolinization has obliterated all primary texture in the wall rock except occasional quartz eyes. Quartz stockwork zones are localized between 5 quartz veins and as a halo producing a zone up to 100 m wide. Silica flooding is evident

.

 At Once Bocas North exposures are quartz veins carrying up to 30 % specular hematite. Wall rocks are completely oxidized to a mass of gossanous clay. Fresher rock fragments suggest possible sericite.

Both the Dos Hornos and Once Bocas exposures are located high within the mineralizing system. The possibility to encounter “Bonanza Type” Mineralization at depth, or disseminated bulk tonnage within the lower, porous, non welded tuffs has to be considered.

8.00 DEPOSIT TYPE:

Au – Ag mineralization is localized along structural zones associated with volcanic related hydrothermal to geothermal systems as vein deposits or dissemination within the wall rock. The low sulphide content, gangue mineralogy, combined with an alteration zones consisting of vuggy vein quartz,  bladed quartz crystals after calcite and/or barite, silica flooding, chalcedony, kaolinization (argillic), sericite and adularia (white feldspar as euhedral crystals) identifies the Nuevo Milenio as a Low Sulphidation, Epithermal Mineral target for Au – Ag exploration.  Characteristics observed on the Nuevo Milenio Project are typical of Au – Ag Low Sulphidation (sericite–adularia) Epithermal Mineral Deposits; This genetic Model has been described in the literature by numerous authors.

SE
NW
CORDON DOS HORNOS
Silica Cap
Shaft 11
Cerro Chacuaco
ONCE BOCAS
Mina Crucero
Trench 4
Trench 3
DDH 11-03
Shaft 10
Shaft 9
DDH 02
DDH 01
Adit 3
Shaft 8
Shaft 7
Shaft 6
X-cut ADIT 4
Shaft 5
Plus levels
Trench 2
Shaft 4
Shaft 3
PAD
DDH18
Shaft 2
Adit 2
Trench 1
Shaft1
ADIT 1
Dos Hornos North
DDH 18-03
DDH 17-03
Arroyo Guadalupana

Panoramic View of Mineralized Zones Looking SW

9.00 MINERALIZATION

Gold – Silver mineralization, as delineated by the exploration program, is centered in the southern part of Caldera Nuevo Milenio. The mineralized zones occur within a 2 km by 3 km area and consist of Dos Hornos 200 m x 3000m, Once Bocas 100 m x 1,500 m, Chacuaco – Cafetal average of 250 m x 1,500m and Chacuaco west. Other known mineralized areas, but not explored, are El Zapote, Astasis 1, Astasis 2 and San Antonio and Mina Tahona. These areas have little exploration.

The dominant host rocks are rhyolitic lithic rhyolite tuffs and lapilli tuffs. All rock exposures and rocks in drill core show varying degrees of alteration. The rock units are silicified, or affected by argillic alteration obliterating the original mineralogy and textures with only quartz eyes surviving.

Silicification and quartz veining is usually related to structural zones. Brecciation is prominently associated with sulphide mineralization and quartz veining. From the mineralized structures outward, the intensity of alteration decreases from a sericitic – argillic – silica (phyllic) assemblage to epidote – chlorite as indicated in drill core. On surface supergene kaolinization is superimposed on epithermal alteration.

Topographic highs (Cordon Dos Hornos, Once Bocas South, Salamandria, Mina Victoria etc. are covered by a horizontally banded silica cap, typical of epithermal systems reaching the surface. Cordon Dos Hornos and Once Bocas South carry gold and silver value as shown by rock and soil samples.

The steeply dipping zones of structurally controlled silica flooding are interpreted as hydrothermal feeder zones along which solution percolated. These zones may change downwards into quartz veins (blind veins).

Sulphide minerals identified are Silver minerals, pyrite, and occasional galena crystal. Secondary minerals are limonite, hematite, minor malachite and pyrolusite as smears, coating or fracture and cavity filling. Gangue is quartz, quartz pseudo morph after calcite and/or barite. White feldspar (Adularia?), sericite and clay minerals were observed in breccia zone.

Quartz veins show banding, open space filling and are spongy to massive in textures. Multistage brecciation is common within mineralized zones and is related to faults trending parallel to the veins. In hand specimens up to 5 stages of silica introduction were identified.

To clarify the effect of weathering, oxidation of sulphides and leaching of metal values, a suite of specimens were collected from the area of Chacuaco Creek by Dr. A.D. Drummond, P. Eng., the Company consultant and writer. The sample suite was collected from different location with some from areas which are flooded during the rainy season. The following summarizes the results.

Selected Specimen Suite

Sample#      Au (g/t)   (opt)         Ag (g/t) (opt)         Fe (%)         S (%)       As (ppm)

Mineralized, Essentially Unbleached

   “A”

3.42

(0.110)

   235

(7.56)            8.49

8.04

      442

   “B”

6.19

(0.199)

   326

(10.48)

       6.49

0.86

       381

Partially Leached, Minor Pyrite Visible

   “D2”

1.88

(0.060)

   101

(3.25)

       3.85

0.09

        145

   “D1”

0.52

(0.017)

     48

(1.54)

       3.37

0.06

        153

   “E”

0.70

(0.023)

     32

(1.03)            1.37

0.15

        254

Completely Leached, Limonite Boxwork Remaining

   “C”

0.21

(0.007)

    24

(0.77)

       1.37

0.15

           48

The iron percentage decreases (oxidation of pyrite) with intensity of leaching as does the percent of sulphur. The arsenic content, which may be associated with the silver minerals, also decreases with increasing intensity of leaching or weathering.  From the above it is clear that weathering, oxidation and leaching are depleting gold and silver value from surface.

9.10 DOS HORNOS

Dos Hornos is a north-westerly trending zone up to 200 m wide and 3000m long of parallel bifurcating quartz veins and quartz stockwork.  Maximum relief along strike is estimated as 200 m. The strike of the structure varies from N to N35W. Numerous splay veins and cross veins connect the 4 main veins. White feldspar (Adularia?) crystal, sericite and clay minerals were observed in breccia zones. All rock exposures and drill core show varying degrees of alteration intensity and variable amounts of pyrite. Sulphide minerals identified are Silver minerals, pyrite, and occasional galena, chalcopyrite. Secondary minerals identified are hematite, manganese oxides, malachite and covelite. Gangue is quartz, quartz pseudo morph after calcite and/or barite and clay minerals.

Between Arroyo Guadalupana and the basalt flows, a distance of 400 m and an elevation difference of about 50 m is a network of veins and quartz stockwork. It is surrounded by intense sericite – kaolin alteration up to 125 m wide. Quartz veins show banding, minor chalcedony, vuggs with dogtooth crystals, bladed quartz pseudomorph after calcite and barite. Occasional white feldspar (Adularia?) occurs as open space filling. Limonite, hematite as red discoloration and pyrite are present. Bluish quartz suggests silver minerals. Limonite as coating and fracture filling is the main oxide. The area was not sampled as yet. Near Arroyo Guadalupana old caved and overgrown trenches were encountered.

From Arroyo Guadalupana south to Cordon Dos Hornos, a distance of 600 m is the area with most old Spanish workings. Recent trenching, drilling and channel sampling was concentrated in this area. The Inferred Mineral Resource starts 50 m north of the Creek and trends south to Shaft 11. Elevation difference is approximately 150 m. This is also the section of the strongest gold – silver soil anomaly.

The surface expression of this part of the Dos Hornos is a blanket of quartz rubble with the occasional sub outcrops. Shafts 1 to 11, Sub level 1, 2, and 3 accessible via shaft 5, Adit I to 4, Trench 1 to, 4, and drill holes DDH 01, DDH 02, DDH 011, DDH17 and DDH 18 -03 tested grade and continuity of the structure along surface and to a maximum depth of 150 m in DDH 01 and to about 80 m in the internal shaft 1 in x-cut Adit 4.

Alteration underground is minor sericite, argillic with silica flooding. Limonite and clay as fracture filling is wide spread and associated with brecciation, shearing and faulting. Pyrite as sulphides, hematite staining, possible dark grey silver minerals (very fine) plus minor boxwork after sulphides were seen.  The walls are muck and oxide covered. Before sampling, the walls were cleaned along a 6 inch wide channel to obtain representative samples.

Prominent faulting exposed in Adit 3 trends N72W/75S with indicated horizontal movement of 30 m right lateral, N75E/60S with about 10 m displacement also right lateral. This direction of movement is also confirmed by the indicated displacement within the geochemical survey of anomalies and by the displacement of silica zones. Other faults are parallel to the veins N to N35W/85NE to 80SW.

 The rain exposed Vein 1 in Arroyo Guadalupana. The exposure is about 75 m NW of Adit 1.  It has been traced across the creek by float and sub outcrop. Several very old trenches were encountered in this area.

Sample #	Description	M	Ft	Au g/t	Ag g/t
182140	partial exposure Tuffs, qtz vein	1.20	3.96	0.24	79.00

Shaft 1 located, 30 m from the portal of Adit 1 was opened to a depth of 1 m, but water and heavy clay made it impossible to continue. Quartz float and rubble follow the trend of the vein 1.

NOTE: Longitudinal Section is based on detailed mapping
General Geology Plan is based on GPS mapping, hence
Some minor differences
N
A
B
LINE OF SECTION
ADIT 1
ADIT 2
Adit 4
SHAFT 5
DDH 17-03
DDH 18-03
DDH 01-03
DDH-17
DDH-18
DDH-2
DDH-11
DDH-1,2
TRENCH 1
TRENCH 2
TRENCH 3
Large
Rhyolite
Boulders
ZONA
SAN MIGUEL
LEGEND
Drillhole
Trench
Shaft
Pit
0 m
50 m
100 m
200 m
HORIZONTAL & VERTICAL SCALE
ARE EQUAL, IN METER
Figure 10
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS NORTH GENERAL GEOLOGY
AND LONGITUDINAL SECTION
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
Nov. 15, 2005

Adit 1 was driven along the FW of Vein1, 6.00 m below Trench 1 the HW part of the zone is not exposed in the drift or in the x-cut. The caved shaft at the end of the drift may be the original entrance to the workings of x-cut Adit 4.

Sample #	Description	m	Ft	Au g/t	Ag g/t
182176	Portal , stockwork ,alt. Lithic tuff HW	1.30	4.26	0.530	98.00
	x-cut
182177	qtz vein,black,oxidized min.	1.10	3.61	2.990	424.00
182178	same before	1.20	3.94	1.220	163.00
	Adit Face
182179	broken qtz vein	1.25	4.10	4.110	562.00
182180	porous,broken qtz.vein.	1.45	4.76	1.740	177.00

Trench 1 cuts rhyolitic lithic tuffs, intense alteration and Quartz veining with quartz stockwork zone.

660951 - 72	Width of tractor trench, all samples	33.05	108.40	0.225	35.27
660954 - 72	Quartz vein and stockwork	20.00	65.60	0.600	58.29
66059 - 63	Core of quartz stock work – veins	10.00	32.80	1.200	116.58
660961 - 63	Vein 1	6.00	19.68	2.000	194.30
990961 - 62	Including	4.00	13.12	2.886	284.45

Shaft 2, Adit 2  are in trench 1, they were driven south along a shear zone between the FW and HW.

182171	quartz vein breccia tuffs	1.90	6.23	0.610	55.00
182172	massive broken quartz vein	1.20	3.94	1.320	96.00
182173	brecciated quartz, intense silica alteration	1.00	3.28	1.280	63.00
182174	broken quartz vein, black mineralization	1.70	5.58	2.080	122.00

SW
NE
521600 E
1,100 m
Trench 1 m Au g/t Ag g/t
660959-63 10.00 1.218 131.18
Including 6.00 1.947 200.30
Including 4.00 2.886 284.40
Adit 2 m Au g/t Ag g/t
182172 1.20 1.32 96.00
182173 1.00 1.28 63.00
182174 1.70 2.08 122.00
Average 3.90 1.64 98.87
Sample # m Au g/t Ag g/t
182196 1.50 1.63 39.00
182197 2.00 5.41 68.00
Average 3.50 3.79 55.57
Sample # m Au g/t Ag g/t
Face of Adit 1 HW
182179, 80 2.70 2.837 355.24
X-cut FW
182177, 78 2.30 2.067 287.83
Average 5.00 2.480 324.23
DDH 17-03
DDH 17 – 03 m Au g/ t Ag g/t
Poor Core Recovery 20% to 75%
199900 36 - 38 2.00 old workings
199901 38 - 40 2.00 1.050 191.50
199902 40 - 42 2.00 0.053 44.00
199904 44 - 46 2.00 0.110 32.50
199905 46 - 48 2.00 0.005 60.00
Creek
ADIT 4
Sample # m Au g/t Ag g/t
182198 1.80 1.19 462.00
182200 1.70 1.55 222.00
182199 2.20 1.20 205.00
Average 5.70 1.30 291.23
Sample # m Au g/t Ag g/t
X – cut FW
182192 2.00 0.08 42.00
182193 2.00 1.30 52.00
Vein Zone
182194 2.00 5.84 306.00
182195 1.20 0.12 191.00
Average 7.20 2.03 142.94
including 5.20 2.77 181.77
Including 3.20 3.70 262.88
Arroyo Guadalupana
Sample # m Au g/t Ag g/t
182201 1.80 0.88 192.00
182202 1.80 1.50 106.00
Average 3.60 1.19 149.00
1,000 m
1,000 m
Weighted Average of Section
All Samples m feet Au g/t Ag g/t
Wt Average 6.61 21.68 1.415 144.96
or 5.26 17.25 1.761 174.14
or 4.36 14.30 2.061 199.15
or 3.59 11.78 2.313 229.28
WATER LEVEL
NOTE : MINE WORKINGS IN PART PROJECTED
MINE SAMPLES From Pillars and walls in stoped areas, where accessible
LEGEND
Quartz Veins
Mine Levels
Stoped Areas
0 20 50
Scale: 1:1000
2360900 N
521500 E
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
SKETCH Of DOS HORNOS NORTH, VEIN 1,
DDH 17 - 03 ADIT 4 PLUS STOPES
X - SECTION FACES NORTHWEST
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
Nov 27, 2005
Figure: 11

DDH 17 – 03 was located to test the down ward continuation of Trench 1. It was drilled into the old workings of Adit 4. The mineralized zone was intersected and is comparable in width to Trench 1 butof lower grade because of core loss.

Sample #	Description	intersection	m	Ft	Au g/t	Ag g/t
199898 -908	Quartz vein stockwork	32 m to 54 m	20.00	65.80	0.121	49.940
199901 – 05	including	38 m to 48 m	10.00	32.90	0.230	68.460
199901 – 02	Vein 1	38 m to 42 m	4.00	13.16	0.569	70.575
199901	including	38 nm - 40 m	2.00	13.16	1.050	191.50

N
S
Sample # m Au g/t Ag g/t
182201 1.80 0.880 192.00
182202 1.80 1.50 106.00
Average 3.60 1.19 149.00
Sample # m Au g/t Ag g/t
182196 1.50 1.63 39.00
182197 2.00 5.41 68.00
Average 3.50 3.79 55.57
Sample # m Au g/t Ag g/t
182207 1.80 1.42 227.00
182208 1.40 0.18 61.60
Average 3.20 0.878 146.94
Sample # m Au g/t Ag g/t
182205 2.20 0.83 155.00
182206 1.60 2.79 262.00
Average 3.80 1.66 200.05
Sample # m Au g/t Ag g/t
182203 1.70 1.57 308.00
182204 1.50 0.34 82.00
Average 3.20 0.99 202.06
Sample # m Au g/t Ag g/t
182195 1.20 0.12 191.00
182194 2.00 5.84 306.00
182193 2.00 1.30 52.00
182192 2.00 0.08 42.00
Wt Avge 7.20 2.03 142.94
Or 5.20 2.77 181.77
Or 3.20 3.70 262.88
Sample # m Au g/t Ag g/t
182198 1.80 1.19 462.00
182200 1.70 1.55 222.00
182199 2.20 1.20 205.00
Average 5.70 1.30 291.23
Sample # m Au g/t Ag g/t
182209 1.30 0.12 11.00
0 5 15 25
SCALE IN METER
521500 E
Sample # m Au g/t Ag g/t
182210 1.10 0.36 27.00
CREAM MINERALS DE MEXICO S.A. DE C.V
NUEVO MILENIO – DOS HORNOS NORTH
X-CUT ADIT 4, SAMPLE PLAN, VEIN 1
Ing. GERMAN FRANCISCO R
. F. Holcapek, P.Eng.
Nov. 2005
2360950 N
X – cut Adit 4
2360900 N
Figure: 12

X – Cut Adit 4 is located below Trench 1, Adit 1 and Adit 2.  It was driven NE about 50 m to intersect Vein 1. Drifting and sinking of shafts took place but very little stopping. Samples were taken in pairs across the FW. The workings did not enter the HW of the structure.

Sample #	Description	m	Ft	Au g/t	Ag g/t
182192	FW Rhy lithic Tuffs altered	2.00	6.56	0.080	42.00
182193	FW Rhyolite Qtz	2.00	6.56	1.300	52.00
182194	FW Quartz breccia	2.00	6.56	5.840	306.00
182195	FW Quartz Breccia	1.20	3.94	0.120	191.00
182192 – 5	Weighted average	7.20	23.62	2.030	142.94
182193 -8	Including	5.20	17.06	2.774	181.77
182196	HW	1.50	4.92	1.630	39.00
182197	Quartz Breccia	2.00	6.56	5.410	68.00
182196 - 7	Weighted average	3.50	11.48	3.790	55.57

Sample #	Description	m	ft	Au g/t	Ag g/t
182198	x-cut Shaft 1, Breccia	1.80	5.90	1.190	462.00
182199	Near Shaft 1 N Wall	2.20	7.22	1.200	205.00
182200	South wall	1.70	5.58	1.550	222.00
182198 - 00	Weighted average	5.70	18.70	1.301	291.23
182201	Mine Adit 4.	1.80	5.90	0.880	192.00
182202	Mine Adit 4.	1.80	5.90	1.500	106.00
182201 - 2	Weighted average	3.60	11.81	1.190	149.00
182203	Breccia quartz	1.70	5.58	1.570	308.00
182204	Mine Adit 4. fault	1.50	4.92	0.340	82.00
182203 - 4	Weighted average	3.20	10.50	0.993	202.06
182205	Mine Adit 4.	2.20	7.22	0.830	155.00
182206	Mine Adit 4.	1.60	5.25	2.790	262.00
182203 - 6	Weighted average	3.80	12.46	1.655	200.05
182207	Mine Adit 4.	1.80	5.90	1.420	227.00
182208	Mine Adit 4.	1.40	4.59	0.180	44.00
182207 - 8	Weighted average	3.20	10.50	0.878	146.94
182207	Mine Adit 4.	1.80	5.90	1.420	227.00
182208	Mine Adit 4.	1.40	4.59	0.180	44.00
182207 - 8	Weighted average	3.20	10.50	0.878	146.94

1100 m
NW
SE
Trench1 m Au g/t Ag g/t
660959-63 10.00 1.218 131.18
Including 4.00 2.886 284.40
Adit 2 m Au g/t Ag g/t
182172 1.20 1.32 96.00
182173 1.00 1.28 63.00
182174 1.70 2.08 122.00
Average 3.90 1.64 98.87
Shaft 3 m Au g/t Ag g/t
182183 2.00 1.40 138.00
Shaft 4 m Au g/t Ag g/t
659608 3.00 2.468 83.00
Sample # m Au g/t Ag g/t
Face of Adit 1 HW
182179, 80 2.70 2.837 355.24
X-cut FW
182177, 78 2.30 2.067 287.83
Average 5.00 2.480 324.23
Sample # m Au g/t Ag g/t
182181 2.00 1.08 66.00
Sample # m Au g/t Ag g/t
182196 1.50 1.63 39.00
182197 2.00 5.41 68.00
Average 3.50 3.79 55.57
Fault
DDH 18-03 m Au g/t Ag g/t
199949 26 – 28 2.00 1.644 131.00
199950 28 – 30 old workings
182501 30 – 32 2.00 0.064 88.00
182502 32 – 34 old working
Adit 1
ADIT 4 x – cut
DDH 17 – 03 m Au g/t Ag g/t
199900 36 - 38 2.00 old workings
199901 38 - 40 2.00 1.050 191.50
199902 40 - 42 2.00 0.053 44.00
199904 44 - 46 2.00 0.110 32.50
199905 46 - 48 2.00 0.005 60.00
LEVEL 1
Sample # m Au g/t Ag g/t
182198 1.80 1.19 462.00
182200 1.70 1.55 222.00
182199 2.20 1.20 205.00
Average 5.70 1.30 291.23
Sample # m Au g/t Ag g/t
X – cut FW
182192 2.00 0.08 42.00
182193 2.00 1.30 52.00
Vein Zone
182194 2.00 5.84 306.00
182195 1.20 0.12 191.00
Average 7.20 2.03 142.94
including 5.20 2.77 181.77
Including 3.20 3.70 262.88
ADIT 4 Stope Weighted Average
Sample # m Au g/t Ag g/t
1821992 - 08 4.31 1.72 175.40
1821993 - 08 4.03 1.83 184.86
1821994 - 08 3.54 1.97 203.53
1000 m
Sample # m Au g/t Ag g/t
182201 1.80 0.88 192.00
182202 1.80 1.50 106.00
Average 3.60 1.19 149.00
WATER LEVEL
2360900 N
NOTE: ADIT 4 SAMPLES
Are from pillars and stope faces walls
SCALE in meters
0
25
50
CREAM MINERALS DE MEXICO S.A. DE C.V
NUEVO MILENIO – DOS HORNOS NORTH
X-CUT ADIT 4, STOPED SECTION, VEIN 1
SAMPLE PLAN WITH ASSAY
Ing. GERMAN FRANCISCO R Nov 28. 2005
F. Holcapek, P.Eng.

Figure: 13

A shallow Trench was cut to provide a turn around for DDH 18 – 03. The vein exposures are intensely weathered and consist of broken rubble. The quartz was sampled and assayed

Sample #	Description	m	Ft	Au g/t	Ag g/t
182181	poor surface exposure	2.00	6.58	1.080	66.00
182182	Rubble poor exposure	2.00	6.58	0.420	17.00
182181 - 2	Weighted average	4.00	13.16	0.540	33.00

DDH 18 – 03 cut the structure but, within the mineralized section, core recovery was poor (possible old workings under Shaft 4).

Sample #	Description	Intersection	m	Ft	Au g/t	Ag g/t
199945 -50, 182501-02		18 m to 34 m	16.00	52.64	0.214	27.38
199948-01, 182501-02	including	24 m - 34 m	10.00	32.90	0.342	43.80
199949 - 01,	including	26 m to 32 m	6.00	19.74	0.569	73.00
199949	including	26 m to 28m	2.00	6.58	1.644	131.00

SW
NE
521500 E
2360900 N
521600 E
Shaft 3 projected 40 m app. SE
Sample # m Au g/t Ag g/t
182183 2.00 1.400 133.00
659604 0.90 0.620 83.00
659605 0.85 0.891 43.00
Drill pad DDH 18-03 project. App. 15 m SE
Sample # m ft Au g/t Ag g
182182 2.00 6.58 0.42 17.00
182184 2.00 6.58 1.08 66.00
Shaft 4 projected app. 10 m NW
Sample # m ft Au g/t Ag g/t
659608 3.00 9.84 2.468 83.00
659621 hand 0.340 61.00
659622 hand 1.275 70.00
1100 m
1050 m
1000 m
Altered Rhyolite Tuffs
Grey Andesite
Altered Rhyolite Tuffs
Grey Andesite
Altered Rhyolite Tuffs
Sample # Intersect m ft Au g/t Ag g/t
199948 24-26 2.00 6.58 0.098 9.80
199949 26-28 2.00 6.58 1.644 131.00
199950 28-30 low recovery 0.134 32.10
182501 30-32 2.00 6.58 0.084 88.00
182502 32-34 low recovery 0.017 15.50
DDH 18-03
0 20 50
Scale: 1:1000
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS NORTH SECTION DDH 18-03
SECTION FACING NORTHWEST
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
Aug 31, 2005

Figure: 14

Shaft 3 was not cleaned out except at the collar to allow sampling

Sample #	Description	M	ft	Au g/t	Ag g/t
659604	Tuffs silicified plus veining	0.90	2.95	0.620	83.00
659605	Oxidized, quartz with white feldspar, kaolinized	0.85	2.79	0.891	49.00
659604 - 05	Weighted average	1.75	5.74	0.752	66.49

Shaft 4 was cleaned for 3 m it may connect with the levels below Shaft 5.

Sample #	Description	M	ft	Au g/t	Ag g/t
659606	Rhyolite tuffs with feldspars, kaolinized	0.85	2.79	0.152	9.00
659607	Fractured with quartz veinlets	1.75	5.74	0.085	18.80
659608	Qtz sugary with cavities S.	3.00	9.84	2.468	83.00
659606 - 8	Weighted average	5.60	18.37	1.322	44.46

Shaft 5 was sunk on an outcrop of Vein 1. The vein exposure is strongly weathered. An incline connects with 3 sublevels. Drifts are 1.20 m to 1.80 m wide. The roof was channel sampled.

Sample #	Description	M	ft	Au g/t	Ag g/t
660675	Tuffs , brown, silicified, Qtz, oxidized	1.00	3.28	1.967	76.00
660676	Silicified (Possible VEIN)	0.80	2.62	3.304	210.60
660677	Quartz Veinlets	2.00	6.56	2.483	67.00
660675 - 77	Weighted Average	3.80	12.46	2.520	99.60

Trench 2:    Cuts lithic rhyolite tuffs. The exposures are within the C horizon of weathering. The trench should have been at least 1 m deeper.

Sample #	Description	M	ft	Au g/t	Ag g/t
659790	Rhyolite tuffs grey, kaolinized	2.00	6.56	0.050	3.00
659791	Rhyolite tuffs grey, kaolinized	2.00	6.56	0.139	4.40
659792	Rhyolite tuffs grey, kaolinized, fracture	2.00	6.56	0.107	3.30
659793	Rhyolite tuffs grey, kaolinized, fracture, Qtz	2.00	6.56	7.534	73.00
659794	Rhyolite tuffs grey, kaolinized, fracture	2.00	6.56	0.856	41.10
659795	Tuffs silicified, kaolinized, Qtz	2.00	6.56	1.406	38.80
659796	Tuffs silicified, kaolinized	2.00	6.56	0.487	6.80
659797	Tuffs silicified, kaolinized	2.00	6.56	0.376	3.00
659798	Tuffs silicified, kaolinized	2.00	6.56	0.275	16.60
659799	Tuffs silicified, kaolinized	2.00	6.56	1.820	29.88
659790 - 99	width of trench	20.00	65.60	1.210	18.96
659793 - 99	including	14.00	45.92	1.729	27.08
659793 - 97	including	10.00	32.80	2.057	31.94
659793 - 95	including	6.00	19.68	3.265	50.97

Shaft 5 - Level 1 the northern part was not opened because of time constrain. Shaft 5 provides access to 3 levels. Samples were collected in the roof.

Sample #	Description	M	ft	Au g/t	Ag g/t
18261	Breccia. lithic tuff, Qtz vein.	1.31	4.30	7.770	13.00
18262	brecciated Qtz, lithic tuff.	1.10	3.61	3.080	54.00
18263	fragmental Qtz in brecciated tuff.	1.25	4.10	1.400	132.00
18264	same before, more gouge in fault	1.10	3.61	1.810	268.00
18265	2 parallel Qtz vein contain Fe-ox.	1.80	5.90	2.420	191.00
18261 - 65	Weighted average All Samples		21.52	3.302	134.15

2360870 N
2360850 N
2360830 N
521370 E
TRENCH 2
LEVEL 3
LEVEL 2
LEVEL 1
SHAFT 5
INCLINE
77
Trench 2 m Au g/t Ag g/t
659793 2.00 7.53 73.00
659794 2.00 0.86 41.10
659795 2.00 1.41 38.80
659799 2.00 1.82 29.88
Average 14.00 1.82 29.88
Including 6.00 3.27 50.97
Shaft 5 width m Au g/t Ag g/t
660675 1.00 1.967 76.00
660676 0.80 3.304 210.60
660677 2.00 2.483 67.00
SHAFT 5 AND MINE
PLANE VIEW
SHAFT 5 AND MINE
X – SECTION< FACING NE
Level 3 m Au g/t Ag g/t
182155 1.20 7.65 205.00
182156 1.20 1.53 59.00
182157 1.15 5.85 168.00
Level 2 m Au g/t Ag g/t
182145 1.10 4.19 200.00
182146 1.30 5.47 257.00
182147 1.10 0.20 35.00
182148 1.05 2.10 102.00
182149 1.00 2.80 133.00
182150 1.40 1.48 114.00
Level 1 m Au g/t Ag g/t
182165 1.80 2.42 191.00
182161 1.31 7.77 13.00
182162 1.10 3.08 54.00
182163 1.25 1.40 132.00
182164 1.10 1.81 268.00
Level 2 m Au g/t Ag g/t
182151 1.20 1.01 135.00
182152 1.15 0.82 47.00
182153 1.70 1.79 133.00
182154 1.05 0.25 26.00
Level 3 m Au g/t Ag g/t
182158 1.25 4.46 138.00
182159 1.15 4.05 289.00
182160 1.20 3.19 148.00
SHAFT 5
182165
Level 1
Level 2
Level 3
1100 m
1090 m
1080 m
0 m 5 m 10 m
SCALE: meters
CREAM MINERALS DE MEXICO S.A. DE C.V
NUEVO MILENIO – DOS HORNOS NORTH
PLAN VIEW & SECTION
SHAFT 5, TRENCH 2, AT VEIN 1
Ing. GERMAN FRANCISCO R.
F. Holcapek, P.Eng.
Nov. . 2005

Figure: 15

Shaft 5 – level 2

Sample #	Description	M	ft	Au g/t	Ag g/t
182145	Level 2,qtz,py,Fe.ox,brecc, tuff	1.10	3.61	4.190	200.00
182146	intense brecciated, Qtz, Fe-Mn ox.	1.30	4.26	5.470	257.00
182147	Kaol, serc. Tuff, increase Qtz veinlets	1.10	3.61	0.200	35.00
182148	Fault brecciated, Qtz in vein & frag.	1.05	3.44	2.100	102.00
182149	same before	1.00	3.28	2.800	133.00
182150	same before	1.40	4.59	1.480	114.00
182151	brecciated, oxidized Qtz vein	1.20	3.94	1.010	135.00
182152	Kaol ,fault, Qtz fragments rhy tuff	1.15	3.77	0.820	47.00
182153	brecciated, Qtz mainly in fragments.	1.70	5.58	1.790	133.00
182154	Fine Qtz veins, koal, reddish tuff.	1.05	3.44	0.250	26.00
18245 - 54	Weighted average All Samples			1.913	111.36

Shaft 5 – Level 3

Sample #	Description	M	ft	Au g/t	Ag g/t
182155	white massive Qtz.	1.20	3.94	7.670	205.00
182156	specks black minerals in Qtz.	1.20	3.94	1.530	59.00
182157	Breccia. Oxidized Qtz, lithic tuff.	1.15	3.77	5.850	168.00
182158	black min. In Qtz. lapilli tuff.	1.25	4.10	4.460	138.00
182159	Kaolin, serc quartz. Lapilli tuff, Qtz.	1.15	3.77	4.050	289.00
182160	milky white Qtz ,fine lens grey min	1.20	3.94	3.190	148.00
18255 - 60	Weighted average All Samples		23.45	4.451	166.78

Vein 1 Exposure in Creek is 150 m south of shaft 5. Vein 1 is only partially exposed  and lays in the FW of  a fault N 75W/ 75S which displaces the vein. DDH 01-03 lies in the FW of Fault but the collar of the drill hole is in the HW of the Fault.

Sample #	Description	M	ft	Au g/t	Ag g/t
182166	quartz breccia faulted	1.50	4.92	0.360	110.00

Adit 3 driven under trench 3 was cleaned, washed and mapped, but not sampled since the walls were covered with a thick layer of muck and dirt. Mapping showed 3 quartz vein zones and extensive faulting. This was confirmed by DDH 01, 02, and 11.

Trench 3 is an old Spanish cut cleaned by tractor.  Shafts 9 and 10 a in the same area and Trench 4 located 50 m to the south. Rock exposures are lithic tuffs showing strong argillic alteration and vertical zones of silica flooding. Shearing, faulting and fracturing are pronounced. Mineralization is confined to an 18 m wide zone of quartz veining and quartz stockwork. Wall rock near the vein contact shows low Au – Ag values.

Sample #	Description	M	ft	Au g/t	Ag g/t
660967	Tuffs brownish coloured, compact	2.00	6.56	0.034	0.70
660968	Tuffs brownish coloured, compact	2.00	6.56	0.084	1.70
660969	Tuffs, fractured, kaolinized, quartz	2.00	6.56	0.048	1.30
660970	Tuffs, fractured, kaolinized, quartz	2.00	6.56	0.078	1.60
660971	Tuffs, fractured, kaolinized, quartz	2.00	6.56	0.045	1.20
660972	Tuffs, fractured, kaolinized, quartz veins	2.00	6.56	0.140	30.90
660973	Tuffs silicified fragmented (quartz veins)	2.00	6.56	7.603	265.90
660974	Tuffs silicified fragmented (quartz veins)	2.00	6.56	10.274	466.90
660975	Tuffs silicified fragmented (quartz veins)	2.00	6.56	1.712	217.00
660976	Tuffs less silicified fragmented	2.00	6.56	0.546	18.40
660977	Tuffs less silicified fragmented	2.00	6.56	0.291	5.30
660978	Tuffs less silicified fragmented	2.00	6.56	0.085	3.30
660979	Tuffs less silicified fragmented	2.00	6.56	0.163	7.30
660980	Tuffs less silicified fragmented	2.00	6.56	0.296	30.90
660967 - 80	width of trench	28.00	91.84	1.448	71.36
660971 - 75	Including	18.00	59.04	2.253	111.01
660967 - 80	Including	10.00	32.80	4.027	193.64
660973 75	Including	6.00	19.68	6.530	316.60

Drill hole DDH 01 – 03, DDH 02-02 and DDH 11 -03  were located to test the mineralization under laying trench 3 and the mineralized zone cut in adit 3.

Location	Description	Northing	Easting	Dip	Azimuth	Length m
DDH 01-03	Dos Hornos	2360665	521555	-45	37	212
DDH02-03	Dos Hornos	2360665	521555	-60	37	209
DDH 11-03	Dos Hornos	?	?	-45	207	124

2360800 N
521550 E
521600 E
N
LEGEND
Shaft # 8
Fault Zone with
Dip degrees
Breccia
Quartz Veins
VEIN 1
Outcrop in creek
Cut in DDH 01 – 03
at 190 m
Trench
ADIT #3
2360750 N
SHAFT # 8
Limonitic lithic tuff
Brown – grey
Lapilli crystal tuff
DH 01-03
VEIN 3 , 2m wide Cut by
DDH 01, DDH02, DDH 11 - 03
Silicified lapilli Tuff
Fault 0.3 m
Light grey quartz eye,
Pyrite disseminated
Silicified, Fault 1 m wide
Breccia quartz fragments
2360700 N
Kao., lithic tuff
Silicified, fractured
Lithic tuff
SHAFT # 9
Argillic lithic tuff
Fault 0.3 m, breccia
Oxidized quartz vein
0 5 15 25
Scale in meter
521600 E

CREAM MINERALS DE MEXICO S.A. DE C.V.

DOS HORNOS NORTH
GEOLOGY ADIT 3

ING. G. Francisco R
F. Holcapek, P.Eng.

Oct.. 2005

Figure: 16

DDH 01-03 intersected an unknown quartz vein at the collar. The zone from Trench 3 was anticipated to be cut from 20 m to 30 m but a strong fault with quartz fragments was cut. This fault is thought to be the same as mapped in Adit 3.

 At the end of the hole from 188m to 212 m Dos Hornos Vein 1 was intersect as suggest by surface outcrop in a creek, which is cut by the same fault.  This segment of Vein 1 is interpreted to be located on the north site of the fault it was intersected in DDH 01 and mapped in Adit 3.  Rocks cut are lithic and lapilli tuff showing argillic and kaolinitic alteration with associated quartz veinlets.

Core recovery in fault zones was as low as 20% to 30%. The zone exposed in trench 3 gave good assays over a sample width of 18 m including about 12 m of quartz stockwork with silicification, but drill core from similar type of stockwork assayed very low. This may be caused by faulting, brecciation and washing of core.

DDH 01-03

Sample #	description	Intersection	m	Ft	Au g/t	Ag g/t
104017	Parallel vein	0.00 m – 2.00 m	2.00	6.56	2.950	131.00
104135 -46	Dos Hornos Vein1	188.00 m - 212.00 m	24.00	78.72	0.084	35.74
104137 – 39	Including	192 .00m - 198.00 m	6.00	19.68	0.299	92.97
104139	including	196.00 m - 198.00m	2.00	6.56	0.650	200.00

SW
NE
Trench 3 m ft Au g/t Ag g/t
660972-80 18.00 59.04 2.350 116.21
Including 6.00 19.68 6.530 316.60
2360700 N
521600 E
Sample # m ft Au g/t Ag g/t
182166 1.50 3.92 0.350 110.00
1,150 m
1,150 m
CREEK
ADIT 3 LEVEL
structures projected into Drill Section
1,127m
DDH 01 - 03
Sample # m ft Au g/t Ag g/t
104017 2.00 6.58 2.950 131.00
DDH 02 -03
104173 2.00 6.58 0.845 326.50
DDH 11 - 03
Sample Interval m ft Au g/t Ag g/t
199011 26 – 28 2.00 6.58 0.110 16.60
199012 28 – 30 2.00 6.58 0.222 68.00
1,100 m
1,100 m
DDH 11 - 03
Sample # m ft Au g/t Ag g/t
199024 2.00 6.58 0.778 124.00
DDH 11 -03
Sample Interval m ft Au g/t Ag g/t
104198 50 – 52 2.00 6.58 0.670 9.40
1,050 m
Sample Interval m ft Au g/t Ag g/t
8104214 82.00 – 84.00 2.00 6.58 0.830 13.90
8104215 84.00 – 86.00 2.00 6.58 0.515 79.00
8104216 86.00 – 88.00 2.00 6.58 1.729 147.00
87.80 – 90 No core, gouge, fragments only
8104217 88.00 – 90.00 2.00 6.58 0.120 5.30
Sample # Interval m Au g/t Ag g/t
104135 188 - 190 2.00 0.011 19.70
104136 190 - 192 2.00 0.025 23.70
104137 192 – 194 2.00 0.027 33.90
104138 194 – 196 2.00 0.219 45.00
104139 196 – 198 2.00 0.651 200.00
104140 198 - 200 2.00 0.027 16.30
104144 206 – 208 2.00 0.010 15.00
104145 208 - 210 2.00 0.006 36.30
104146 210 - 212 2.00 0.011 12.80
DDH 01 -03
1,000 m
DDH 02 -03
SCALE meters
0 20 50
Figure: 17
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS SECTION
DDH 01-03, DDH 02-03, DDH 11-03
SECTION FACING NORTHWEST
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
Aug 31, 2005
Nov 04, 2005

DDH 02 – 03 intersected the same unknown quartz vein structure at the collar as DDH 01 -03. From 50 to 52 m quartz veining within a fault gave low assays. At 82 to 90 m Vein 1 was intersected but a section was drilled with a Tricone bit (hole caving), hence only small fragments of quartz were recovered.

Sample #	Description	Intersection m	m	Ft	Au g/t	Ag g/t
104173	Parallel vein	0.00 - 2.00	2.00	6.56	0.845	326.50
104198	Unknown vein	50.00 – 52.00	2.00	6.56	0.670	9.40
104214	Fault crushed quartz	82.00 - 84.00	2.00	6.56	0.063	13.90
104215	Fault zone, galena	84.00 – 86.00	2.00	6.56	0.515	79.00
104216	Fault Sericitic, qrtz	86.00 – 88.00	2.00	6.56	1.729	147.00
104217	Gouge Qtz fragments	88.00 – 90.00	2.00	6.56	0.102	5.30
104214 – 17	Dos Hornos Vein 1	82.00 - 90.00 m	8.00	26.24	0.600	61.30
104215 – 16	including	84 .00 - 88.00	4.00	13.12	1.120	113.00

DDH 11 intersected the zone but it was faulted and consisted of ground quartz and blue gouge.

Sample #	description	Intersection	m	Ft	Au g/t	Ag g/t
199001,	Fault Zone, gouge	26.00 - 28.00	2.00	6.58	0.110	16.60
199002,	Fault Zone, gouge	28.00 - 30.00	2.00	6.58	0.222	68.00
199003,	Fault Zone, kaol., silicif	30.00 - 32.00	2.00	6.58	0.078	5.20
199004,	Fault Zone, kaol., silicif.	32.00 - 34.00	2.00	6.58	0.020	8.10
199005,	Fault Zone, kaol., silicif.	34.00 - 36.00	2.00	6.58	0.024	9.40
199001 -05	Weigthe average	26.00 – 36.00	10.00	32.90	0.044	13.60
199001 - 02	including	26.00 – 30.00	4.00	13.16	0.111	34.00

Trench 4 is located about 50 m south of Trench 3. It is an old Spanish hand trench 4m x 4m which was not cleaned but sampled by Ing. Alberto Ruiz Marcus. Quartz rubble continues to the south as float.

Sample #	Description	m	Ft	Au g/t	Ag g/t
659504	Rhyolite tuffs	0.90	2.92	0.620	83.00
659505	Rhyolite Tuffs	0.85	2.79	0.891	63.00
659506	quartz veining in altered tuff	3.00	9.84	2.446	83.00
659504 - 06	Weighted average	4.75	15.55	1.822	79.42

A wide zone of silica flooding and quartz veining is exposed about 100 m south  of  Trench 4 at the base of a cliff. The area was prepared for sampling in 2000 by Ing. A. Ruiz but  never sampled

Cordon Dos Hornos lies about 250 m SE of trench 4 at an elevation of 1250m. This is a high ridge with a silica cap overlaying the vein structures.  Old shafts and cuts were encountered. The crest is covered by silicified lithic tuffs, which in turn are overlain by kaolinized –silicified lithic tuffs. Several old cuts and shafts were located along the edge of the silica cap exposing quartz veining to 4.00 m wide (Shaft 11). The samples below are chip samples:

Sample #	Description	M	Ft	Au g/t	Ag g/t
182141 - 43	Shaft 10 all samples	7.00	23.03	0.051	36.00
182142- 43	Including, quartz vein	4.00	13.16	0.090	63.00
182143	Including	2.00	6.58	0.180	126.00

Mina San Miguel is located at an elevation 1,200 m approx and 1,000 m SE of Arroyo Guadalupana South of  Cordon Do Hornos. A quartz vein 4 m wide is indicated in front and in the floor of the adit. In front of the adit vertical zones of fine silica flooding up to 10 m wide and parallel quartz veins are exposed. The tuffs are completely weathered to a sandy composition in the road cuts.

Sample #	Description	m	ft	Au g/t	Ag g/t
660493 - 98	silica coating from ground water	12.40	40.67	0.075	12.58
660496 - 98	including	4.00	14.10	0.232	39.00
660498	including	1.20	3.94	0.773	130.00

StrikeN35W
Strike N20W
Strike N
2361000 N
2360900 N
2360800 N
2360700 N
1200 m
1100 m
Adit 1 m Au g/t Ag g/t
182176-80 6.00 2.08 277.55
Trench 1 m Au g/t Ag g/t
660961-62 4.00 2.886 284.45
Adit 2 m Au g/t Ag g/t
182172-74 3.90 1.641 98.87
Shaft 3 m Au g/t Ag g/t
182183 2.00 1.40 138.00
Sample # m Au g/t Ag g/t
182181 2.00 1.08 66.00
Shaft 4 m Au g/t Ag g/t
659608 3.00 2.468 83.00
Trench 2 m Au g/t Ag g/t
659793-95 6.00 3.270 50.97
Shaft 5 m Au g/t Ag g/t
660675-77 3.80 2.520 99.47
Level 1 m Au g/t Ag g/t
182161 1.31 7.77 13.00
182162 1.10 3.08 54.00
182163 1.25 1.40 132.00
182164 1.10 1.81 268.00
182165 1.80 2.42 191.00
Sample # m Au g/t Ag g/t
182166 1.5 0.350 110.00
TR 4 Proj.15 m E
SHAFT 10
Proj.25 m E
Creek
ROAD
TR 3 SHAFT 9
Proj.45 m E
SHAFT 8, ADIT 3,
PROJ. 15 m E
Trench 4 m Au g/t Ag g/t
659506 3.00 2.446 83.00
Trench 3 m Au g/t Ag g/t
660973-72 6.00 6.530 316.60
Shaft 1
Not cleaned,
quartz float
Arroyo Gudalupana
Vein 1 partial exposed
outcrop very oxidized
Sample # m Au g/t Ag g/t
182140 1.20 0.24 79.00
DDH 18-03 m Au g/t Ag g/t
199949 26 - 28 2.00 1.644 131.00
199950 28 - 30 old workings
DDH 01-03
Projected. 48 m W
0 25 50 100 m

DDH 17 – 03	m	Au g/t	Ag g/t
199900 36 - 38	2.00	old workings	
199901 38 - 40	2.00	1.050	191.50

Level 3	m	Au g/t	Ag g/t
182155	1.20	7.65	205.00
182156	1.20	1.53	59.00
182157	1.15	5.85	168.00
182158	1.25	4.46	138.00
182159	1.15	4.05	289.00
182160	1.20	3.19	148.00

Level 2	m	Au g/t	Ag g/t
182145	1.10	4.19	200.00
182146	1.30	5.47	257.00
182147	1.10	0.20	35.00
182148	1.05	2.10	102.00
182149	1.00	2.80	133.00
182150	1.40	1.48	114.00
182151	1.20	1.01	135.00
182152	1.15	0.82	47.00
182153	1.70	1.79	133.00
182154	1.05	0.25	26.00

ADIT 4 Pillar Samples in Stope

Sample #	m	Au g/t	Ag g/t
182192	2.00	0.08	42.00
182193	2.00	1.30	52.00
182194	2.00	5.84	306.00
182195	1.20	0.12	191.00
182192-95	**7.20**	**2.03**	**142.94**
182196	1.50	1.63	39.00
182197	2.00	5.41	68.00
182196-97	**3.50**	**3.79**	**55.57**
182198	1.80	1.19	462.00
182200	1.70	1.55	222.00
182199	2.20	1.20	205.00
182198-00	**5.70**	**1.30**	**291.23**
182201	1.80	0.88	192.00
182202	1.80	1.50	106.00
182201-02	**3.60**	**1.19**	**149.00**

ADIT 4 Pillar Samples in Stope

Sample #	m	Au g/t	Ag g/t
182203	1.70	1.57	308.00
182204	1.50	0.34	82.00
182203-04	**3.20**	**0.99**	**202.06**
182205	2.20	0.83	155.00
182206	1.60	2.79	262.00
182205-06	**3.80**	**1.66**	**200.05**
182207	1.80	1.42	227.00
182208	1.40	0.18	61.60
182207-08	**3.20**	**0.88**	**146.94**

Average All Sample in Section

Width m	***Length m***	***Au g/t***	***Ag g/t***
4.16	***550.00***	***2.827***	***178.05***

DDH 01-03	m	Au g/t	Ag g/t
104137 192 – 194	2.00	0.027	33.90
104138 194 – 196	2.00	0.219	45.00
104139 196 – 198	2.00	0.651	200.00

Figure: 18

CREAM MINERALS DE MEXICO S.A. DE C.V.

NUEVO MILENIO
DOS HORNOS NORTH, VEIN 1
LONGITUDINAL SECTION THROUGH OLD WORKINGS
ALONG STRKE 550 m OF STRUCTURE
FACING NE

BY: Ing. German Francisco R
F. Holcapek, P.Eng.

Dec. 01, 2005

LONGITUDINAL SECTION, 550 m APPROX. ALONG STRIKE OF

DOS HORNOS WORKINGS WITH ASSAY LOCATION

DDH 19 - 03 was drilled to test Mina San Miguel at depth. Alteration intersected was mainly silica flooding argillic with kaolinization near the surface. Limonite is abundant but pyrite was observed. Fracturing and faulting is prominent. The area lays high in the epithermal system as indicated by the nearby outcropping silica cap about 50 m above the Mine Portal.

Sample #	Intersection m	m	ft	Au g/t	Ag g/t
182581	38.0 0 - 40.00	2.00	6.56	0.323	127.00
182582	40.00 - 48.00	2.00	6.56	0.670	`182.00
182583	42.00 - 44.00	2.00	6.56	0.514	68.00
182584	44.00 - 46.00	2.00	6.56	0.126	34.50

W
E
521700 E
521800 E
521900 E
MINA SAN NIGUEL
Sample # m ft Au g/t Ag g/t
660493 - 98 12.40 40.67 0.075 12.58
660496 - 98 including 4.00 14.10 0.232 39.00
660498 including 1.20 3.94 0.773 130.00
ARROYO
SAN MIGUEL
1,200 m
DDH 19-03
Sample # Intersection m ft Au g/t Ag g/t
182581 38.00 – 40.00 2.00 6.56 0.323 127.00
182582 40.00 – 42.00 2.00 6.56 0.670 182.00
182583 42.00 – 44.00 2.00 6.56 0.514 68.00
182584 44.00 – 46.00 2.00 6.56 0.126 34.50
Breccia
ROAD TO
MINA
SANTA GERTRUDIS
Faulting, Gouge
1,100 m
1,100 m
Quartz
Stockwork
DDH 19-03
0 25 50 m
Scale
1,100 m
CREAM MINERALS DE MEXICO S.A. DE C.V.
NUEVO MILENIO
DOS HORNOS DDH 19-03
SECTION FACING NORTH
BY: Ing. German Francisco R
F. Holcapek, P.Eng.
Aug 31, 2005
Nov 04, 2005

Figure 19

Mina Santa Gertrudis is located about 250 m SE of Mina San Miguel at 1,200 m.  A large open cut, shafts and sorted ore piles gives evidence of limited past production Intense silica flooding, brecciation and sulphides forms the footwall of a NW trending weakly argillic – silicified zone of lithic tuffs. Several stages of brecciation are indicated. The sample below is a chip sample from the workings.

Open cut              chip sample                                  m    Au g/t    Ag g/t

                      343106   Quartz breccia, sulfides, silicified tuffs     4     1.54     700.00

Mina Perdida is the NE section of the same zone as Mina Santa Gertrudis. The area is overburden covered and only quartz float and sub outcrop give evidence of the quartz vein system. Old trenches show argillic alteration, minor silicification quartz veining and quartz stockwork. The south east extension, about 600 m south is covered by Rhyolite flows.

Sample #	channel samples	M	ft	Au g/T	Ag g/T
660489	Quartz vein with kaolinization, silica flooding	0.70	2.30	0.061	3.80
660490	Quartz vein grey with py less than1%	0.30	0.98	0.172	93.00

Quartz vein  600 m SE of  Sta. Gertrudis, below  Rhyolite flow

182144	Massive, white quartz vein, partly exponed	0.80	2.63	0.620	98.00

The area of Mina Perdida and Santa Gertrudes was not investigated in details. Geological mapping confirms that the parallel quartz veins with associated gold – silver values are the SE extension of the Dos Hornos quartz vein system. The most south easterly workings on the Dos Hornos Structure is a 2 m deep shaft about 1km SE from Mina Santa Gertrudis. It is anomalous in gold and silver.

9.20 ONCE BOCAS:

Once Bocas covers an area of 1,500 m x 100 m and represents a zone of parallel NW trending quartz veins and quartz stockwork. The soil survey outlines sections of Once Bocas as anomalous in gold and silver. The area was soil samples with the 0+00 point in Front of Adit 1..  The NW part shows high gold and silver in soils, but the SE part is high in silver only.

Mineralization of the Once Bocas is very similar to Dos Hornos. The main differences are a wide envelope of quartz vein stockwork,  intense oxidation within the old workings, coating and fracture filling of limonite, hematite, and manganese oxides and splashes of malachite in places.

Sulphide minerals identified are Silver minerals, pyrite, and occasional galena.. Gangue is quartz, quartz pseudo morph after calcite and/or barite. White feldspar (Adularia?), sericite and clay minerals were observed in breccia zones. Quartz veins show banding, open space filling and are spongy to massive in textures. Multi stage brecciation is common within the mineralized zones and is related to faults trending parallel to the veins. Up to 5 stages of quartz veining were identified in hand specimens.

ONCE BOCAS SE shows a well defined Ag anomaly on the statistically enhanced contour maps.  The area is covered by silicified lithic tuffs which follows the top of a ridge. Minor fracturing, some quartz veining, silica flooding and chalcedony are evident. The quartz veins follow fractures showing silica flooding. Between lines 6+00S and 9+00S old trenches are located. The trenches are along the north east flank of the ridge, below the silicification showing chalcedony, banded quartz with open spaces. Bluish discolouration suggests the presence of silver minerals. Disseminated Pyrite and limonite were observed.

ONCE BOCAS NW is an area where weathering is very intense.  Clay layers are exposed along creek cuts. Soils are very limonitic. Quartz float and sub outcrops with up to 30% specular hematite were found close to the basal contact.  The quartz veins strike under the basalt flows. Along the contact rubble of flow banded rhyolite is abundant. Specular hematite, in high concentrations is rare in epithermal veins. The writer has only encountered it on three locations - at the Spanolina Mine in Nicaragua at this locality a network of quartz veins within a 10 m structural zone had 15% hematite, the structure assayed Au 3g/t , Ag 95 g/t. On the Fenix property the upper most part of the El Leon structure had up to 10 % specular Hematite. This structure assayed Au 0.20 g/t, Ag 5 g/t but 60 m lower the grades increased to Au 3 g/t, Ag 250 g/t.

ONCE BOCAS CENTRE is where the old Spanish Mines and recent detailed exploration was concentrated.  This is also the area with an inferred mineral resource, located between Lines 1+00N and 3+00S of the soil grid. It is a mineralized zone up to a 100 m wide of five parallel quartz veins and quartz stockwork associated with intense silica – kaolin alteration. Near vertical zones of silica flooding were exposed in old pits. Faulting is prominent and 3 major sets cut the zone N05W/S75W, N25W/85 SW (parallel to the veins) and N50W/75SW.  The vein and stockwork zone appears to be controlled by NW trending faults and shears.

Within the area 10 shafts, 3 adits, 2 mine areas 40 m x 1.5 m x 50 m (?) and numerous trenches were encountered. Creek cuts, Tractor trenches and road cuts exposed the stockwork zone. A total of 1,308 m of diamond drilling in 8 holes was completed:

Host rock is intensely kaolinized – sericitized, in places silicified, welded to semi - welded lithic rhyolite tuff. All primary textures are destroyed. Only quartz eye are left. In places secondary feldspar is evident. The major quartz veins are greyish to white in color with signs of silica flooding and quartz pseudomorph after calcite and/or barite and feldspar. Open spaces, druses, banding and dogtooth quartz is evident. These veins were the main target of the Spaniards in search for “Bonanza Ore “. The 5 quartz veins identified are essentially 2.00 m to 5.00 m wide compound quartz veins, in places brecciated, with quartz stockwork. The quartz stockwork forms a halo around the veins.

Within the creek, along the access road and along the south side of the creek quartz stock work is exposed. Veinlets are from 1 to 5 mm wide, less than 30 cm long and at random orientations. Adjoining this zone are parallel quartz veinlets up to 2 cm wide. Vein spacing is variable from 20 cm to 30 cm apart.  The objective of the sampling was not only to establish grade of the vein structures but also within the wall rock, stockwork and silica zones.

Outcrops are not continuous across the indicated 100 m width of the mineralized zone, but DDH12-03 which cut across the zone intersected 70 m of veins and quartz stockwork and stopped in quartz stockwork..

520900 E
521000 E
521100E
2360700 N
2360700 N
2360600 N
2360500 N
LEGEND
Quartz Float
Drill Holes
Quartz Veins
Quartz Stock work
Mine Workings
SHAFT 4
0 m
25m
50 m
Scale
N
A
B
75
1100 m
1050 m
1000 m
Adit2
ADIT1
SHAFT 1
DDH 09 – 03
1078 m elv.
DDH 03 – 02
1077 m elev.
SHAFT 5
SHAFT 4
ADIT 1
ADIT 2
SHAFT 3
ADIT 3
SHAFT 1
SHAFT 2
SHAFT 6
SHAFT 7, 8
SHAFT 9
SHAFT 8
DDH 07 - 03
DDH 08 – 03
1051 m elev.
DDH 06 – 03
DDH 10 – 03
1063 m elev.
DDH 04-02
1060 m elev.
DDH 12 – 03
1068 m elev.
CREAM MINERALS DE MEXICO S.A. DE C.V.
ONCE BOCAS ZONE
Location of Drill Hole, Underground workings
And Longitudinal Section
Ing. German Francisco
F. Holcapek, P.Eng.
Dec. 15, 2005

Figure: 20

Location	Description	Northing	Easting	Dip	Azimuth	Length m
DDH 03-02	Once Bocas	2360674	521066	-45	205	228
DDH 04-02	Once Bocas	2360590	521089	-45	205	94
DDH 06-03	Once Bocas	2360583N	521001	-45	30	220
DDH 07-03	Once Bocas	2360615N	520964	45	30	90
DDH 08-03	Once Bocas	2360616N	520964	-45	30	191
DDH 09-03	Once Bocas	2360616N	520964	-45	210	208
DDH 10-03	Once Bocas	2360586N	520997	-67	30	164
DDH 12-03	Once Bocas	2360534	521008	-45	66	197

Off the above drill holes DDH 07 – 03 was abandoned, stuck rods, and re-drilled as DDH 08 – 03 which had the same problems. DDH 06 – 03 and DDH 10 – 03 both intersected the same major fault zone and caved. They were finished with great difficulties. DDH 12-03 caved and was stuck in the same fault zone. It was wedged and re-drilled.

The Once Bocas zone has 2 types of exploration targets: Low grade “Bulk Tonnage” for possible open pit mining or high grade quartz breccia veins (5 veins) for underground mining. The following are samples collected from surface and underground. Drill core samples are intersected width, since the orientation of quartz veins are highly variable.

SAMPLES ALONG ROAD Punto 5 – 12

Sample #	m	Au g/t	Ag g/t
659896	1.40	0.813	100.00
659897	1.70	0.114	7.40
659898	2.10	0.149	21.90
659899	2.00	0.348	54.00
659900	1.40	0.968	187.00
659901	2.30	0.408	53.00
659902	1.00	1.854	301.40
659903	2.00	0.033	5.50
659904	2.00	0.516	110.30
659896-04	15.90	0.477	76.90
Including	8.70	0.603	105.30
Including	4.70	0.882	145.77

DDH 03-02

	From	To	m	ft	Au g/t	Ag g/t
1	39.00	40.20	1.20	3.94	0.156	78.00
2	40.20	42.00	1.80	5.90	0.734	95.00
3	42.00	45.00	3.00	9.84	0.365	79.00
4	45.00	48.00	3.00	9.84	0.028	7.10
5	48.00	51.00	3.00	9.84	0.574	168.00
6	51.00	54.00	3.00	9.84	0.081	17.40
7	54.00	57.00	3.00	9.84	0.826	193.00
8	57.00	60.00	3.00	9.84	0.251	62.00
9	60.00	63.00	3.00	9.84	0.113	63.00
10	63.00	66.00	3.00	9.84	0.158	24.80
11	66.00	69.00	3.00	9..84	0.335	109.00
12	69.00	72.20	3.20	10.50	0.411	51.00
13	72.20	75.00	2.80	9.18	0.056	16.50
14	75.00	78.00	3.00	9.84	0.070	15.20
Weighted Average						
	39.00	72.20	39.00	127.92	0.300	68.96
including						
	48.00	51.00	3.00	9.84	0.574	168.00
including						
	54.00	57.00	3.00	9.84	0.826	193.00
Including						
	66.00	69.00	3.00	9.84	0.336	109.00

QUARTZ
QUARTZ
QUARTZ
INCLINE SHAFT 1

QUARTZ VEIN EXPOSED ON ROAD ABOVE INCLINE

Surface Once Bocas side hill above Creek

Sample	Description	m	ft	Au g/t	Ag g/t
659957-68		13.40	43.952	1.115	32.04

Mina Once Bocas 1 weathered and oxidized very limonitic, shearing

659623-40		24.10	79.05	0.172	34.94
659641-65	adjoining	26.90	88.23	0.195	46.64

Mina Once Bocas 2 very weathered and oxidized, shearing and faulting

659666-88	adjoining	26.50	86.13	0.128	25.42
659689-700	adjoining	19.20	62.98	0.162	29.73
660482 -86	including	10.65	32.92	0.198	48.801

Adit 3, Portal x–cut to vein

182228-33	stock work	12.20	40.02	0.50	60.33

Sample	m	Au g/T	Ag g/T
182228	2.00	0.95	72.00
182229	2.00	1.44	141.00
182230	2.00	0.46	124.00
182231	2.00	0.05	6.00
182232	2.00	0.04	4.00
182233	2.20	0.05	15.00
Average	12.2	0..49	59.59
Innclud.	6.00	0.95	112.33

ADIT 3, X – CUT ENTRANCE ABOVE CREEK ABOUT 20 m of QUARTZ STOCK WORK BEFORE STOPE ON VEIN

Adit 2
Sample m Au g/T Ag g/T
65966 -88 26.50 0.128 25.42
65966 -77 15.50 0.151 33.08
659675-77 3.00 0.453 100.33
659671-77 7.00 0.276 58.84
Adit 1
Sample m Au g/T Ag g/T
659623 - 40 24.10 0.172 34.94
659635-36 1.95 0.486 118.85
Adit 1
Sample m Au g/T Ag g/T
659841 -65 26.90 0.195 46.64
659641- 44 7.70 0.682 162.95
659644 -61 14.50 0.366 86.53
659644 2.00 0;197 120.00
659881 1.90 0.905 187.00
659664 2.60 0.084 50.00
521000 E
2360650 N
ADIT2
75
ADIT1
Adit 2
Sample m Au g/T Ag g/T
659689 – 00 19.20 0.162 29.73
659690 – 91 4.00 0.256 32.35
659696 – 00 6.60 0.160 49.04
SHAFT 3
Sample m Au g/T Ag g/T
659626-28 3.00 0.244 58.45
Sample m Au g/T Ag g/T
182221 1.95 0.08 240.00
182220 0.70 0.48 91.00
182222 1.60 0.40 42.00
All Samples Adit 2
Sample m Au g/T Ag g/T
659666-700 45.70 0.142 27.23
All Samples Adit 1
Sample m Au g/T Ag g/T
659623 - 65 51.00 0.184 41.12
N
75
Sample m Au g/T Ag g/T
182228 2.00 0.95 72.00
182229 2.00 1.44 141.00
182230 2.00 0.46 124.00
182231 2.00 0.05 6.00
182232 2.00 0.04 4.00
182233 2.20 0.05 15.00
Average 12.2 0..49 59.59
Innclud. 6.00 0.95 112.33
85
SHAFT 1
ADIT 3
83
521100 E
o 10 25 50 m
Scale
Sample m Au g/T Ag g/T
182236 2.00 0.39 52.00
182237 2.40 0.51 57.00
182238 1.50 0.63 78.00
Average 5.90 0.55 64.37
SHAFT 2
2360600N
CREAM MINERALS DE MEXICO S.A. DE C.V.
ONCE BOCAS ZONE
SAMPLE PLAN
ADIT 1, ADIT 2, ADIT 3, SHAFT 8
Ing. German Francisco F. Holcapek, P.Eng.
Dec. 15, 2005
SHAFT 6
SHAFT 7
SHAFT 8
SHAFT 9
Figure: 21
521100 E

Average all Vein Samples Once Bocas
m ft Au g/T Ag g/T
3.40 11.15 2.799 173.77
Surface
Sample # m ft Au g/T Ag g/T
659619 – 20 4.00 13.12 0.493 187.75
Sample # m Au g/t Ag g/t
659896 1.40 0.813 100.00
659900 1.40 0.968 187.00
659901 2.30 0.408 53.00
659902 1.00 1.854 301.40
659903 2.00 0.033 5.50
659904 2.00 0.516 110.30
659896-04 15.90 0.477 76.90
Including 8.70 0.603 105.30
Including 4.70 0.882 145.77
Sample m Au g/T Ag g/T
182227 1.39 0.87 97.00
182225 1.70 0.33 54.00
182226 1.30 0.81 104.00
1100 m
ROAD
SHAFT 1
ROAD
CREEK
DDH 09 - 03
Samples Interval m ft Au g/T Ag g/T
104903 -09 89 - 96 14.00 45.09 0.221 53.10
Including
104904 82 – 84 2.00 6.56 0.716 183.00
104906 86 – 88 2.00 6.56 0.208 66.00
Sample m Au g/T Ag g/T
182224 2.50 0.29 64.00
182223 1.50 2.90 533.00
182217 1.55 0.72 127.00
182216 1.50 0.29 41.00
182214 1.25 3.50 404.00
182215 1.20 0.38 61.00
Sample # m Au g/T Ag g/T
659834 2.45 0.919 174.00
659834 – 36 6.50 0.513 93.63
659831 – 36 12.50 0.348 55.90
Sample m Au g/T Ag g/T
182219 0.85 1.28 272.00
182218 1.40 0.51 118.00
WATER LEVEL
1050 m
DDH 03 - 02
ADIT1
DDH 09 - 03
ADIT 2
All Samples Adit 2
Sample m Au g/T Ag g/T
659666-700 45.70 0.142 27.23
Including
659675-77 3.00 0.453 100.33
DDH 03-02
Interval m ft Au g/T Ag g/T
48.00 – 51.00 3.00 9.84 0.574 168.00
54.00 – 57.00 3.00 9.84 0.826 193.00
66.00 – 69.00 3.00 9.84 0.336 109.00
Weighted Average
39.00 – 78.00 39.00 127.92 0.290 58.78
DDH 06 - 03
Interval m ft Au g/T Ag g/T
18.00 – 30.00 18.00 39.35 1.167 109.55
22.00 - 28.00 6.00 19.68 2.102 184.33
26.00 – 28.00 2.00 6.59 5.579 471.70
132.00 – 146.00 14.00 45.92 0.135 18.73
166.00 – 168.00 2.00 6.56 0.135 46.00
All Samples Adit 1
Sample m Au g/T Ag g/T
659623 - 65 51.00 0.184 41.12
Including
659635 - 36 1.85 0.486 118.85
659844 2.00 0.197 120.00
659661 1.90 0.905 187.00
LEGEND
Description m Au g/t Ag g/t
Quartz stock work: 24.00 0.230 45.00
Quartz Btreccia Vein: 3.00 0.850 150.00
Stopes, Drifts
DDH intercept in Section
Fault zone
Caved Material
Water Level
1000 m
SCALE
0 m 10 m 25 m
CREAM MINERALS DE MEXICO S.A. DE C.V.
ONCE BOCAS ZONE SPANISH WORKINGS
Longitudinal Section with Sample Location
Facing NE
Ing. German Francisco
F. Holcapek, P.Eng.
Figure: 22
Dec. 15, 2005

Stope Samples along veins,  average of all samples (see figure  22)

Sample #		m	ft	Au g/t	Ag g/t
182214-27	Qtz vein	20.80	68.22	0.817	153.51

Point 9 - 12 along  Creek Road south of Point 5

6598013-18	Silicified	8.25	27.06	0.363	30.69

Point 16 – 18 along South of Creek

659831 - 36	silicified	12.50	41.00	0.348	55.90

Trench South of Creek

659856 – 73	Silcified	27.05	88.72	0.340	88.94

DDH 09-03

Sample #		Interval	m	ft	Au g/t	Ag g/t
104896 – 909		66.00 m – 94.00m	24.00	91.81	0.155	36.27
104902 – 909	including	78.00 m – 94 m	16.00	52.48	0.200	50.00

DDH 03-02

1 to 14		39.00 m – 78.00 m	39.00	128.58	0.292	68.96
1 to 12	including	39.00 m – 72.20 m	33.20	108.90	0.331	78.41
1 to 3	including	39.00 m – 45.00 m	6.00	19.68	0.434	83.60
4 to 8	including	48.00 m – 57.00 m	9.00	30.42	0.494	115.37
5	including	48.00 m – 51.00 m	3.00	9.84	0.574	168.00
7	including	54.00 m - 57.00 m	3.00	9.84	0.826	193.00
11	including	66.00 m – 69.00 m	3.00	9.84	0.335	109.00

N 30E
Weighted Average all Samples
Samples Interval m ft Au g/T Ag g/T
104903 - 09 80 – 94 14.00 45.92 0.221 53.10
ROAD
DDH 09 - 03
OPENCUT
ZONE TRENCH 3
ROAD
CREEK
1050m
1050m
ADIT
Quartz Stock Work
LEGEND
Breccia
Fault zone
Quartz Veins
Quartz Stock work
Sample# Interval m ft Au g/T Ag g/T
104898 70 – 72 2.00 6.56 0..220 26.50
Samples Interval m ft Au g/T Ag g/T
104903 80 – 82 2.00 6.56 0.182 32.10
104904 82 – 84 2.00 6.56 0.716 183.00
104905 84 - 86 2.00 6.56 0082 24.30
104906 86 – 88 2.00 6.56 0.208 66.00
104907 88 – 90 2.00 6.56 0.067 19.90
104908 92 - 94 2.00 6.56 0.102 22.80
104909 94 - 96 2.00 6.56 0.188 23.60
104903 -09 14.00 45.09 0.221 53.10
1000 m
950 m
950 m
0 m
25 m
50 m
SCALE
CREAM MINERALS DE MEXICO S.A. DE C.V.
ONCE BOCAS ZONE
DDH 09 - 03
FACING N60W
Ing. German Francisco
F. Holcapek, P.Eng.
Oct. 2005
2360700N

Figure: 23

N 23 E
TRENCH 3
Surface projected 15 m SE
Sample # m ft Au g/T Ag g/T
659619 – 20 4.00 13.12 0.493 187.75
INCLINE NOT OPENED
INCLINE 2
CREEK
2360700 N
ROAD SAMPLES Projected 25 m NW
Sample # m ft Au g/T Ag g/T
659900 - 02 4.70 15.40 0.883 145.77
659696 - 02 8.80 28.86 0.986 99.39
659896 - 04 15.90 52.15 0.477 76.90
1050 m
Sample # TRENCH 3 m ft Au g/T Ag g/T
659856 – 69 Weighted Av. 20.70 67.90 0.428 114.78
659862 - 69 Including 11.05 36.24 0.742 199.19
659862 – 65 Including 5.05 16.56 1.346 384.68
Adit Stock work
Sample # m ft Au g/T Ag g/T
659624 - 50 weighted Av. 40.25 132.02 0.174 37.63
Interval m ft Au g/T Ag g/T
48.00 – 51.00 3.00 9.84 0.574 168.00
54.00 – 57.00 3.00 9.84 0.826 193.00
66.00 – 69.00 3.00 9.84 0.336 109.00
1000 m
Weighted Average
Interval m ft Au g/T Ag g/T
39.00 – 72.20 39.00 127.92 0.300 68.96
LEGEND
Breccia
Fault zone
Quartz Veins
Quartz Stock work
Mine Workings
950 m
DDH 03 -02
0 m
25 m
50 m
SCALE
CREAM MINERALS DE MEXICO S.A. DE C.V.
ONCE BOCAS ZONE
DDH 03 – 02
FACING N67W
Ing. German Francisco
F. Holcapek, P.Eng.
Oct. 2005

Figure: 24

DDH 03 -02  near shaft 4 at Once Bocas

N 50 E
TRENCH 4 Extension of Zone
from TRENCH 3
ROAD
CREEK
DDH 04 - 02
1050 m
Gouge
Intervale m ft Au g/T Ag g/T
22.50 - 35.50 3.00 9.84 1.183 101.00
Intervale m ft Au g/T Ag g/T
61.50 - 64.50 3.00 9.84 0.010 86.00
1000 m
Interval m ft Au g/T Ag g/T
79.50 - 82.50 3.00 9.84 0.184 78.00
LEGEND
Breccia
Fault zone
Quartz Veins
Quartz Stock work
0 m
25 m
50 m
SCALE
2360600 N

CREAM MINERALS DE MEXICO S.A. DE C.V.

ONCE BOCAS ZONE
DDH 04 – 02
FACING N40W

Ing. German Francisco
F. Holcapek, P.Eng.

Oct. 2005

Figure: 25

DDH 04-02 was located in an inopportune place because of topography. Side creek.

Sample #		Interval	m	ft	Au g/t	Ag g/t
1 to 7		19.00m - 64.50 m	21.00	68.88	0.352	32.29
1 to 6	including	19.50 m – 37.50 m	18.00	59.04	0.410	23.33
2	including	22.50 m – 25.50 m	3.00	9.84	1.183	101.00

DDH 06-03  At Trench 3

104621-26		18.00 m – 30.00 m	12.00	39.36	1.167	109.55
104623 -25	including	22.00 m – 28.00 m	6.00	19.68	2.102	184.83
104675-85		126.00 m – 148.00 m	22.00	72.16	0.090	13.95
104682-85	including	140.00 m – 148.00 m	12.00	39.36	0.100	20.18

DDH 12-03  50 m SE of DDH 06-03

199088 -116, 199027 -32		56.00 m – 126.00 m	70.00	229.60	0.199	48.15
199088 -113	including	58.00 m – 114.50 m	58.00	190.24	0.241	58.11
199088-89	including	56.00 m – 60.00 m	4.00	13.12	1.390	260.00
199108 – 41	including	96.00 m – 126.00 m	30.50	100.04	0.256	56.76
199108 – 13	including	96.00 m – 108.00 m	12.00	39.36	0.562	120.35

Sample # m ft Au g/T Ag g/T
659856 – 69 Weighted Av. 20.70 67.90 0.428 114.78
659862 - 69 Including 11.05 36.24 0.742 199.19
659862 – 65 Including 5.05 16.56 1.346 384.68
TRENCH 3
Road Below Trench 3
Sample # m ft Au g/T Ag g/T
659834 – 36 6.50 21.32 0.513 93.63
659831 – 36 12.50 41.00 0.348 55.90
Surface Pit projected 15 m NW
Sample # m ft Au g/T Ag g/T
659619 – 20 4.00 13.12 0.493 187.75
N 30 E
Stock work along Bank
Sample # m ft Au g/T Ag g/T
659693 – 00 6.60 21.65 0.160 49.94
ADIT
1050 m
Sample # m ft Au g/T Ag g/T
659624 - 50 weighted Av. 40.25 132.02 0.174 37.63
Stock work in Creek
Sample # m ft Au g/T Ag g/T
659482 – 85 7.65 26.09 0.276 66.97
Interval m ft Au g/T Ag g/T
0.00 – 2.00 2.00 6.56 0.224 36.40
Interval m ft Au g/T Ag g/T
18.00 – 30.00 12.00 39.36 1.023 109.55
22.00 – 28.00 6.00 19.68 1.931 194.83
26.00 – 28.00 2.00 6.56 5.479 471.70
Interval m ft Au g/T Ag g/T
38.00 – 42.00 4.00 13.12 0.159 36.40
1000 m
Interval m ft Au g/T Ag g/T
132.00 – 146.00 14.00 45.92 0.135 18.73
Interval m ft Au g/T Ag g/T
166.00 – 168.00 2.00 6.56 0.135 46.00
SCALE :
0 m
25 m
50 m
Scale
2369000 N
DDH 10 - 03
DDH 06 - 03
LEGEND
Breccia
Fault zone
Quartz Veins
Quartz Stock work
CREAM MINERALS DE MEXICO S.A. DE C.V.
ONCE BOCAS ZONE
DDH 06– 03, DDH 10 - 03
FACING N60W
Ing. German Francisco
F. Holcapek, P.Eng.
Oct. 2005

Figure: 26

521000 E
Shaft at road
Sample # m ft Au g/T Ag g/T
659963 1.50 4.92 7.808 50.00
Road In Creek
Sample # m ft Au g/T Ag g/T
659834 2.45 8.04 0.919 174.00
659834 – 36 6.50 21.32 0.513 93.63
659831 – 36 12.50 41.00 0.348 55.90
TRENCH 4
ACCESS ROAD
DDH 12 - 03
SIDE CREEK
N 66 E
1050 m
1000 m
950 m
Sample# Interval m ft Au g/T Ag g/T
Weighted Average
199088 – 132 56.00 – 126.00 70.00 229.00 0.200 48.15
199088 – 113 56.00 - 108.00 52.00 170.56 0.245 59.60
Sample# Interval m ft Au g/T Ag g/T
199088 – 89 56.00 – 60.00 4.00 13.12 1.288 360.50
Sample# Interval m ft Au g/T Ag g/T
199108 – 13 96.00 - 108.00 12.00 39.36 0.592 120.35
Sample# Interval m ft Au g/T Ag g/T
199127 114.00 – 116.00 2.00 6.56 0.120 23.50
Sample# Interval m ft Au g/T Ag g/T
199108 96.00 - 98.00 2.00 6.56 0.904 94.00
199109 98.00 - 100.00 2.00 6.56 0.729 133.00
199110 100.00 - 102.00 2.00 6.56 0.261 47.00
199111 102.00 - 104.00 2.00 6.56 0.091 22.10
199112 104.00 - 106.00 2.00 6.56 0.906 262.00
199113 106.00 - 108.00 2.00 6.56 0.476 109.00
Sample# Interval m ft Au g/T Ag g/T
199132 124.00 – 126.00 2.00 6.56 0.106 23.60
Sample# Interval m ft Au g/T Ag g/T
199141 142.00 – 146.00 2.00 6.56 0.039 22.70
Sample# Interval m ft Au g/T Ag g/T
199145 150.00 – 152.00 2.00 6.56 0.192 7.90
Sample# Interval m ft Au g/T Ag g/T
199156 172.00 – 174.00 2.00 6.56 0.005 62.00
Broke Rods at 109
Possible Pit Outline
LEGEND
Breccia
Fault zone
Quartz Veins
Quartz Stock work
SCALE
0 m
25 m
50m
CREAM MINERALS DE MEXICO S.A. DE C.V.
ONCE BOCAS ZONE
DDH 12 - 03
FACING N24W
Ing. German Francisco
F. Holcapek, P.Eng.
Oct. 2005

Figure: 28

520900 E
521000 E
521100E
75
Fault at Adit 1 Level
DDH 09 -03
1078 m elv.
2360700 N
2360700 N
Fault at Adit 2 Level
75
DDH 03 – 02
1077 m elev.
SHAFT 5
SHAFT 4
0 m
10 m
30 m
50 m
SCALE
N
ADIT 2
ADIT 1
SHAFT 3
SHAFT 1
Fault at Adit 2 Level
75
DDH 07 - 03
DDH 08 – 03
1051 m elev.
ADIT 3
SHAFT 2
2360600 N
2360600 N
DDH 06 – 03
DDH 10 – 03
1063 m elev.
SHAFT 6
SHAFT 7, 8
SHAFT 9
DDH 04-02
1060 m elev.
DDH 12 – 03
1068 m elev.
2360500 N
LEGEND
Breccia
Fault zone
Quartz Veins
Quartz Stock work
SHAFT
Adits, Levels, Stopes

Figure: 29

CREAM MINERALS DE MEXICO S.A. DE C.V.

ONCE BOCAS ZONE

Drill Hole and Underground workings

Structural Interpretation

Ing. German Francisco
F. Holcapek, P.Eng.

Dec. 25, 2005

10.00 EXPLORATION:

This report is based on the field work conducted from May 2000 to Dec 20005 by Ing Alberto Marquez Ruiz, Ing German Francisco Romeo and a crew of 8 men under the supervision of the writer. Investigations consisted of:

Exploration of the Nuevo Milenio property by Cream Minerals de Mexico has been carried out intermittently during the period of May 2000 to December 2005. The initial mapping and sampling were done by Ruiz, geologist, and later work was done by Ing German Francisco Romeo and the writer. This information is presented in progress reports, and summary reports together with illustrations. They are all cited in the References.

The initial exploration consisted of examination of old mine workings within the general district which included Mina California (La Suerte), Mina Lluvia del Oro 4 km to the south and exploration lots along the southern limits of Nuevo Milenio. This work was followed by prospecting to located areas of historic workings. These areas were investigated and if warranted were enlarged and made accessible by constructing new roads and repairing existing roads using a D-7 bulldozer.

The network of roads is shown on Figures 6, 7. Mapping was carried out by plotting information on 1:50,000 scale topographic sheets using a Garmin 12 XL GPS instrument with external antenna for control.  A D-7 bulldozer was used for trenching at Dos Hornos, Once Bocas and at Mina  San Miguel. Hand trenches were completed at Astasis I, Astasis II, Arroyo Chacuaco, Mina Perdida and Mina Chacuaco.  Below is a list of samples taken from 2000 - 2005:

The total number of samples taken is as follows:

Type of Samples	# of samples	Area:
Total Rock channel Trenches,	800	Old workings, trenches etc.
Underground Samples channels	76	Adits, Shafts, x-cuts and sublevels
Core samples	2,020	Dos Hornos, once Bocas, Chacuaco, Cafetal
Rock Chips FIRE assay Au, Ag	265	Alteration zones
Rock Chips ICP 30 metals + Hg vapor	62	Alteration zones
Soil Sampling Program		Dos Hornos, Once Bocas, Chacuaco
		Grid 100 m line x 25 m sample spacing
Soils ICP 32 elements	631	Nuevo Milenio 15.75 km of lines

A geochemical soil survey consisting of 631 samples was completed over a 15.75 km grid. It was centered on Dos Hornos, Once Bocas and included part of Cerro Chacuaco. Lines at N45E were spaced at 100 m intervals and the baseline was at N45 W following the general trend of the structures. The 0+00N, 0+00 W point was located at Once Bocas in the Creek in front of Adit 1.  Soil samples were taken at 25 m intervals along the lines.  The B soil horizon was sampled at depths of 20 cm to 40 cm typically.  Soil samples were analyzed for 32 elements by ICP.  The outlines of the geochemical survey grid and sample results are shown on Figure 30.

The initially contoured metal values for gold and silver indicated low concentrations of these elements in the soils overlying the previously sampled rock outcrops. A comparison between rock and soil samples showed that higher concentrations of gold and silver, such as at Once Bocas and Dos Hornos, were not reflected within the soils. The comparison utilized chip sample assays of rock in the trenched areas and the geochemical analyses of soil samples directly above them.  The results indicated that concentrations of 1 g/t Ag and 30 ppb Au in soils occur above concentrations of 30 g/t to 100 g/t Ag and + 0.5 g/t Au in the rock directly underneath.  This discrepancy of representative metal values in rock and soil is attributed to the following factors:

1.

Flushing of metal values during the rainy season from the soils may produce low soil assays. Best time for soil sampling is the period of May – June at the end of the dry season.

2.

Clay content in the weathered soil profile is thought to impede the upward migration of metal ions.

3.

The acid leaching effects of sulphide enriched meteoric rainwater on the precious metals. This appears to be a minor factor since insufficient sulfide concentrations were observed to produce acid leaching.

4.

Concentration of metal in soils overlaying the clay barrier may be derived from residual quartz produced by weathering and down slope creep. Quartz fragment along slope of Once Bocas assayed up to 0.5 g/t Au and 60 g/t Ag.

The above suggests that an overburden-covered area of well-mineralized rock may produce a geochemical anomaly of low amplitude. Conversely, an area of well-mineralized rock outcrop occurring beneath relatively metal-depleted soil may be larger than indicated by the geochemical soil anomaly

The geochemical data was statistically treated by Dr. Lovell of BSI Inspectorate American Corporation, and values of 1ppm Ag and 30 ppb Au were designated as representing geochemical anomalous condition and therefore are indicative of underlying mineralization.  The data were re-contoured using these parameters and the results are presented in Figure 9 and Figure 10 showing the gold and silver geochemical soil anomalies.

The Au and Ag anomalies outline shape and limits of mineralization at Dos Hornos, Once Bocas and Cerro Chacuaco and show displacement of  200 to 300 m  long segment, along  strike by WNW structures. Similar trending structures are indicated on surface with a possible right lateral displacement in order of 30 m, and were mapped within the old Spanish workings on Once Bocas and Dos Hornos.

Diamond drilling in 2002 and 2003 consisted of a total of 4,301 m HQ and NQ core on the Dos Hornos 6 holes, Once Bocas 8 holes, Cerro Chacuaco 5 holes, Chacuaco West 1, Cafetal 4.for a total of 24 holes Dos Hornos North and Once Bocas. The results were inconclusive since insufficient detailed structural information did not allow interpretation of mineralized zones intersected.

The exploration to date has very effectively outlined zones of near-surface gold-silver mineralization. Diamond Drilling and underground workings have added a third dimension. Surface mapping and sampling has traced the structures and confirmed continuity of the mineralized structure over at least a vertical relief of 200 m.

Assays obtained from diamond drilling, old workings, surface trenches and road cuts confirm the presence of a large epithermal system which is known for a 1.5 km strike length and a 100 m width. The Centre 300 m has been sampled in detail and shows size and grade for a possible bulk tonnage resource.

Additional detailed exploration is required to expand the inferred mineral resources and to convert them to an indicated and/or proven resource.

Gold
Contour intervals based on calculated background mean and standard deviation

Faults Indicated
Au(ppb)
6000
4745
3393
2378
1702
1194
856
518
281
180
112
65
45
31
21
14
7
2
-25
-75
-200
-400
-600
CERRO CHACUACO
ONCE BOCAS
DOS HORNOS
N
0
50
100
Scale
200
0
-200
-400
-600
-800
-1000
-800
-600
-400
-200
0
200
400
600
800
MINA SAN MIGUEL

After Lovell, BSI Inspectorate

Silver

Contour intervals based on calculated mean and standard deviation of background

CERRO CHACUACO
ONCE BOCAS
DOS HORNOS
0 m 50m 100m
SCALE
Ag(ppm)
70
50
40
25
15
9
7
5
3
2
1
1
0
0
-2
-6
200
0
-200
-400
-600
-800
-1000
-800
-600
-400
-200
0
200
400
600
800
MINA SAN MIGUEL

After Lovell, BSI Inspectorate

FIGURE: 30 Gold and Silver soil anomaly with indicated Faulting

11.00 DRILLING

Discussion of all Drill sections and assays has been included under the section 9.00 Mineralization Dos Hornos and Once Bocas.

A total of 725 m HQ and NQ in 6 diamond drill holes were completed in 2002. The drill sites are listed with Co-ordinates, inclination azimuth and depth:

Location	Description	Northing	Easting	Dip	Azimuth	length m
DDH 01-02	Chacuaco Creek	2360070	520179	-45	30	150
DDH 02-02	Chacuaco Creek	2360069	520205	-45	30	109
DDH 03-02	Once Bocas	2360674	521066	-45	205	228
DDH 04-02	Once Bocas	2360590	521089	-45	205	94
DDH 05-02	Chacuaco West	2360129	519802	-45	220	144
5 Drill Holes	Total meters drilled					725 m

The core from the 2002 diamond drilling was stored on the Ranchito of Don Antonio who died in spring 2004. Is family moved the core and destroyed the boxes by exposing them to the elements. When Ing. Francisco German went to move the core the boxes were partially destroyed and the core was lost.

The Drill core of the 2003 diamond drilling was stored in La Curve in a private house. The company fixed the roof and doors to safe guard the core. The core boxes were in good condition in Dec 2005.  The drill core was put into the core boxes at the drill site. Each core was marked according to the drill hole number and depth of hole. Care was taken to preserve the original core sequence and that footage marked corresponded to the actual depth. Individual runs were marked by wooden blocks with the length of the distance. When the box was full it was closed and hauled to the camp.

A total of 3,576 m of  Diamond Drilling in 19 holes was completed in 2003 -2004  as listed below:

Location	Description	Northing	Easting	Dip	Azimuth	Length m
DDH 01-03	Dos Hornos	2360665	521555	-45	37	212
DDH02-03	Dos Hornos	2360665	521555	-60	37	209
DDH 03-03	Cerro Chacuaco	2360225	520407	-50	185	245
DDH 04-03	Cerro Chacuaco	2360287	520477	-45	185	208
DDH 05-03	Cerro Chacuaco	2360262	520433	-45	185	218
DDH 06-03	Once Bocas	2360583N	521001	-45	30	220
DDH 07-03	Once Bocas	2360615N	520964	45	30	90
DDH 08-03	Once Bocas	2360616N	520964	-45	30	191
DDH 09-03	Once Bocas	2360616N	520964	-45	30	208
DDH 10-03	Once Bocas	2360586N	520997	-67	30	164
DDH 11-03	Dos Hornos	?	?	-45	207	124
DDH 12-03	Once Bocas	2360534	521008	-45	66	197
DDH 13-03	Chacuaco W	2360143	519668	-45	16	198
DDH 14-03	Cafetal	2359535	521247	-41	226	186
DDH 15-03	Cafetal	2359432	521287	-45	212	228
DDH 16-03	Cafetal	2359427	521328	-45	75	242
DDH 17-03	Dos Hornos	2360930	521518	-45	40	108
DDH 18-03	Dos Hornos	2360896	521555	-45	40	152
DDH 19-03	Dos Hornos	2360188	521876	-45	269	176

In Camp the core was positioned on the table, measured and marked for sampling. Afterwards the core was cut with a diamond saw and half of the cut core was put into a plastic bag tagged and closed.  For shipment 4 to 5 samples bags, depending on size, were put intoa large bags  (costales) which were marked with the sample numbers of the bags contained and drill hole numbers.. The other half was returned into the core box and transported to the core shack for logging.

The sample bags were kept in the logging shack. When sufficient samples had accumulated (1 tonne) The Inspectorate preparation lab in Durango was called to pick up the samples. Transport of samples to Durango was by locked trucks.

12.00 SAMPLING METHOD AND APPROACH

Sampling was supervised by Ing Alberto Marcus Ruiz, Ing German Francisco Romeo and/or the writer. Sampling was executed by trained personnel during the various phases of work from 2000 to 2005. Every samples surface on outcrop or in old underground workings was first cleaned , by either washing, scrapping or chipping to clean a strip 25 cm wide.

Chip samples of 3 to 5 kg were taken over 5 m x 5 m areas where outcrop exposures allowed or where sub-outcrop exposures were deemed as being representative of the underlying lithology.  For channel samples rock surfaces were cleaned, a channel 2.00 inches by 1.00 inches was cut.  All sample points were located by GPS on surface or by chain and compass underground.  All these features were plotted on maps to make relocation of sample sites easy, even in areas of heavy growth. The sample number with the corresponding sample width and the assay values for gold and silver are plotted for each sample location.

13.00 SAMPLE PREPARATION, ANALYSES and SECURITY

Rock and soil samples were analyzed by BSI Inspectorate Precious Metals Lab located in Sparks, Nevada. Inspectorate is an ISO 9002 certified precious metals laboratory that maintains a preparation facility in Durango, Mexico.  All samples from the Nuevo Milenio project were crushed and pulverized in Durango then sent for analysis to Sparks, Nevada.

A broad outline of sample preparation and analytical procedure for rocks and soils is given by Inspectorate Laboratories as follows. Samples are first dried then crushed to – 10 mesh in two stages utilizing a jaw crusher and a roll mill. A 300-gram split is separated by Jones splitter and then one portion is reduced to –150 mesh.

 A weighted portion of the sample is digested with 3.0 ml of 2:1 nitric acid and de-ionized water and allowed to stand and then placed into a hot water bath for 30 minutes.  Three ml of concentrated hydrochloric acid is then added and the sample is mixed and placed into a hot water bath for 90 minutes.  Four milliliters of 3N hydrochloric acid is added along with 0.1% tartaric acid. The sample is mixed and allowed to settle. The sample is then analyzed by inductively coupled plasma-atomic spectrometry.

A minimum 15% of all analyses is repeated, and for every 20 samples run, a standard or blank is also analyzed. For gold determinations, a total of 9 certified gold standards, purchased from Rocklabs and CDN Resources, are used to monitor quality control for fire assay gold analyses that are then finished by gravimetric and atomic absorption methods.  Gold standards, ranging from 0.651 g/t Au to 20.77 g/t Au, are utilized in addition to an internal gold standard of about 1 g/t Au.

During periods of fieldwork samples of rock and soil collected on the property were transported from the field inside a locked box mounted on the back of a pickup truck and driven to Durango. The samples were collected in Durango by Inspectorate Laboratories and dried, crushed, pulverized and split at their facility.  The prepared sample pulps were then sent to Inspectorate’s main laboratory in Sparks, Nevada for analysis.

14.00 DATA VERIFICATION

Cream Minerals de Mexico S.A. de C.V. D conducted exploration on the Nuevo Milenio Prospect from 2000 to 2005. Work was executed by Ing Alberto Marcus Ruiz and Ing German Francisco Romeo, under the supervision of the writer.  During this period the writer was actively involved in mapping sampling and evaluating the potential of the Nuevo Milenio.

Hank Meixner P.Geo based his NI 43 – 101 compliant reports, dated September 28, 2003 on the Nuevo Milenio Gold – Silver Project on a 6 day field visit. All information contained in a number of exploration reports prepared by the writer for Cream Minerals De Mexico S.A. De C.V. were made available.

Dr. A. D. Drummond, Consultant to Cream Minerals Ltd was consulted and advised on the progress of the project regularly. Andy Carstensen P.Geo conducted a property visit in 2002 at the request of Cream Minerals Ltd.  All data used in this report was generated by Cream Minerals De Mexico S.A. De C.V. under supervision of the writer during the period May 2000 to December 2005.

15.00 ADJACENT PROPERTIES

There are no adjacent properties that are presently being explored.  Indeed, the Nuevo Milenio area has not been explored for perhaps the last 70 years or so.  The old workings on the claims and throughout the area in general are thought to date from prior to the 1920’s and some workings date back to Colonial times, pre Spanish war of 1810 to 1825 or still earlier. The showings and old workings at Mina Zapote, Mina Tepeguaje, Mina Bagre, Minas Joya, San Francisco and La Suerte, which occur on the claims of others, were investigated as part of the overall exploration activities on the property. They were not actively explored however.

The previous section entitled History describes what is known of mining activities in the general area of the present Nuevo Milenio property.  This information is not readily available and is derived from fragmentary information of archived historic records in Mexico City and from the local knowledge of others. The high silver grades of Mina Espiritu Santo (1560) and at Mina Miravalle (1620) which are Epithermal deposits located in the Compostela Mining district, Nayarit, south of the Nuevo Milenio property, are mentioned as  general  examples only. The grades attributed to these mines are not indicative of those that may occur on the Nuevo Milenio property.

Opal mines are operated on an intermittent basis.  Minas Guadalupana and Esmeralda are being worked at the present.  Mina Esmeralda appeared to have a 60 m working face that was being explored with a D-7 bulldozer. At Guadalupana several large underground stopes and large open cuts exist for a distance of 700 m along the contour of the mountain. Opal is being recovered from devitrified banded rhyolitic flows.  Opal distribution is erratic and no grade can be assign to the mines. Opal recovered is destined for the Japanese market, depending on the quality. In general, from Mina Guadalupana, fire - opal (red colour, no impurities, no fractures)  raw stones with dimension of several cm are sold for US$ 5,000.00 .

16.00 MINERAL PROCESSING AND METALLURGICAL TESTING

No mineral processing or metallurgical testing has been carried out.

17.00 INFERRED MINERAL RESOURCE ESTIMATES

The objective of locating areas containing Inferred Mineral Resources is to identify the area with the best exploration potential and to concentrate future work on these areas The Inferred Mineral Resource calculations are based on work done on Dos Hornos and Once Bocas. Plans, sections, longitudinal sections and assays are all included under SECTION 8.00 MINERALIZATION of this report. Assays used for grade calculations are attached as Appendix I Dos Hornos and Appendix II  Once Bocas.

Two areas had sufficient work done to allow calculation of an Inferred Mineral Resource in accordance with the definition published and adopted by the CIM Council on December 11, 2005: "An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits workings and drill holes."

Uncertainties inherent in the definition are clarified by the CIM definition standard as follows "Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies."

The Inferred Mineral Resources for Dos Hornos and Once Bocas were calculated by the writer. He is a Director of Cream Minerals Ltd., and Director General of Cream Minerals de Mexico S.A. de C.V. He has supervised, directed and executed all exploration on the Nuevo Milenio project from 2000 to 2005. The Inferred Mineral Resources are based on a program of re-evaluation of data and field work conducted by Ing. German Francisco R. and the writer during the period of July 2005 to December 2005.

17.10 DOS HORNOS – Inferred Mineral Resource:

The following observations were used:

The Inferred Mineral Resource is located within the Dos Hornos North, Vein1. Geological mapping has traced the Dos Hornos structure for a strike length of about 3 km with an indicated width of the zone being 150 m. Topographic relief along strike of Dos Hornos is up to 200 m vertically.

1.

Geochemistry, conducted over a 1 km segment of the 3 km strike length, produced a strong gold – silver anomaly defining the trend of the structure. Detailed work was conducted over the northern 700 m segment only.

2.

Exploration was centered on Vein 1. Samples were collected from 3 Tractor trenches, 1 hand trench, 5 shafts, 3 adits 6 m, 15 m and 40 m long, and from the 3 sublevels 10 m, 20 m, 10 m length and a depth of 20 m. accessible from shaft 5. Internal shafts in x-cut adit 4 are approximately 80 m deep and full of water. The true depth is not known.

3.

The underground workings on Vein 1 are located within the footwall zone of the structure. Depending on the width of the working, sample width varies from 0.86 m to 7.20 m. Tractor trenches expose a width of 10 m to 14m for Vein 1 with the footwall section averaging 5.50 m.

In x-cut adit 1, the FW is exposed for a width of 4.5m to 7.20 m, depending on the width of the workings.

4.

The calculated average width of 4.16 m includes samples derived from the exposed FW section only, but to avoid the bias introduced by the narrow workings (0.86 to 1.50 m) a more realistic width of 5.50 m is used for the inferred resource calculation.

5.

A total of 5 drill holes were completed on the Dos Hornos North Vein 1. DDH 01, DDH02 and DDH11 were located to test mineralization in Trench 3.  DDH 01 intersected Vein 1 from 188m to 212m or 130 m below the surface showing. Core loss within the mineralized zone was up to 60 % due to faulting and shearing.  DDH 02 and DDH 11 did intersect what is believed to be Vein 1.   DDH 02 – 03 intersected 3 parallel vein structures.

6.

DDH 17 was located to test mineralization under Trench 1 but cut the workings of x-cut adit 4. Core recovery was in the order of 20%. Vein 1 was intersected from 36m to 48m, about 25 m below surface. DDH 18 was located to intersect the downward extent of vein1 from shaft 4. Vein 1 was intersected from 24 m to 34 m, about 20 m below surface. Core recovery was less than 20% in sections.

7.

A comparison between drill core and channel sample assays from the same general area suggests that diamond drilling is a good method to locate the structure, but not to establish reliable gold – silver grades.

8.

A total of 126 channel and core samples were taken along Dos Hornos Vein 1 of which 69 samples were used to calculate the weighted average grade for 28 sample sections defining the high grade core of the structure.

The following assumptions were made:

1.

   The strike length of the core area sampled and tested on Vein 1 is 550 m within the total 3 km strike length. Vein 1 was projected 75 m to North and 75 m south based on geology, limited sampling and soil geochemistry, giving a total length of 700 m.

2.

    The depth was taken from DDH 01 as 150 m.  The Internal shafts are below the water table which is about 80 m below surface. This is assumed to be reasonable for calculation of inferred resources since the exposed mineralized section of Dos Hornos has a vertical relief of 200 m on surface and the top part is the upper part of an epithermal system defined by silica caps

3.

   The original grade above was used, since inferred resources do not allow application of    technical and economic factors, by definition.

4.

  To calculate the volume a specific gravity of 2.65 was used – which is the maximum for pure quartz, the main gangue mineral.

5.

  Below are assay from Vein 1, Dos Hornos which were used to calculate the weighted average grade. For location of the samples the reader is referred to the longitudinal section of Dos Hornos. The mass of the Inferred Mineral Resource was calculated as follows:

Mass = Length (m) x Width (m) x Height (m) x Specific Gravity (tonnes/cubic m)

Then:  content of ounce gold and silver:

Mass (tonnes) x(Au g/t)/ (g/oz)
Mass (tonnes) x (Ag g/t)/ (g/oz)

Strike Length      Down Dip       Average Width      Au g/t        Ag g/t         SG

700 m                 150 m                       5.50 m               2.827       178.05      2.65

Total Inferred Mineral Resource:

1,530,000 Tonnes,      Au: 139,000 oz,       Ag: 8,760,000 oz

17.20 ONCE BOCAS – Inferred Mineral Resource:

The following observations were used:

1.

The Inferred Mineral Resource is located within the Once Bocas quartz stockwork zones. Geological mapping has traced the structure for a strike length of about 1.5 km with an indicated width of 100 m and with topographic relief along strike of Once Bocas being up to 150 m.

2.

Geochemistry, conducted over a 1.2 km segment of the 1.5 km strike length, produced a strong silver - gold anomaly defining the trend of the structure. Detailed work was conducted over the northern 300 m segment only.

3.

Samples were collected from trenches, road cuts, 5 shafts, 3 adits and 2 old Spanish mine workings. The internal shafts stopped at the water level and 6 drill holes DDH 03-02, DDH 04-02, DDH06-30, DDH07-03 DDH08-03, DDH09-03 and DDH12-00 cut the zone.

4.

The old Spanish mine workings are 0.85 m to 2.00 m wide, 40 m long and 50 m vertical. It shows stopping along 2 high grade quartz veins.

5.

A comparison between drill core and channel sample assays suggests that diamond assays are lower in the stockwork zone but comparable within the vein structure. Faulting, brecciation, fracturing and weathering causes lower core recovery due to washing of fines.

6.

A total of 245 core and channel samples were taken from within the Once Bocas Stockwork zone defining an area with bulk tonnage potential.

The following assumptions were made:

1.

The strike length of the core area sampled and tested of the stockwork zones is 300 m within the total 1.5 km strike length.

2.

The depth was taken from DDH 04 – 02 and DDH12-03 as 125 m; internal shafts are below the water table which is about 80 m below surface.

3.

The calculated weighted average grade was used, since Inferred Mineral Resources are not precise enough to allow application of technical and economic factors, by definition.

4.

To calculate the volume, a specific gravity of 2.65 was used - which is the maximum for pure quartz, the main gangue mineral.

5.

The weighted average grade was calculated for each section of adjoining samples,

The dimensions used are based on geological observation, projections, channel and core samples sampling. The inferred grade of channel samples is based on samples cut in cat trenches, old adits, shafts and underground levels combined with limited diamond drill core samples.

 Strike Length        Down Dip      Average Width    Au g/t       Ag g/t       SG       g/oz

       350 m                 125 m                100 m              0.345        57.902    2.65      31.104

Total Inferred Mineral Resource Once Bocas:

                    11,590,000 Tonnes, Au:   129,000 oz,   Ag:   21,600,000 oz

       TOTAL INFERRED RESOURCE DOS HORNOS AND ONCE BOCAS:

13,120,000 Tonnes, Au:  268,000 oz,   Ag:  30,340,000 oz

18.00 INTERPRETATION AND CONCLUSIONS

The Nuevo Milenio Gold-Silver Property was acquired because it exhibited features which were indicative of Low Sulphidation epithermal gold – silver mineralization. At the time of acquisition there were no known old workings except Mina California on Lote Buena Suerte.

The key characteristics observed were the location within a regional, early Miocene caldera field of the Sierra Madre Occidental Volcanic Belt which is overprinted in the Tepic area by volcanics of the Trans Mexican Volcanic Belt. The Nuevo Milenio is located within the Tepic – Zacoalco rift zone.

Initial prospecting and geological investigation located the Dos Hornos, Once Bocas and later Cerro Chacuaco within a northwesterly trending belt. Vertical zoning of widespread epithermal alteration was recognized and used as a guide to locate the initial targets.

The initial work confirmed the geological characteristics that are diagnostic for low Sulphidation epithermal deposits such as a near-surface (+/- km) caldera setting, vertical zoning of hydrothermal silica alteration (Silica Caps), pervasive argillic alteration, the low sulphide ore mineralogy and the quartz plus calcite gangue mineralogy.

Soil sampling, geological mapping followed by orientation rock sampling defined the Dos Hornos and Once Bocas as exploration targets. Old workings, located during soil sampling were cleaned, mapped and sampled. The soil geochemical survey has been effective in delineating precious metal mineralization; however caution must be used to interpret geochemical results correctly in areas of acid leached or clay-rich soils where low precious metal concentrations in soils may not accurately reflect higher metal concentrations in underlying rocks.

Locating historic mine workings during the period 2000 to 2003, following Soil geochemistry in combination with prospecting for historic adits, shafts, pits and trenches, delineated four major areas of gold-silver mineralization within the limits of the Nuevo Milenio Caldera.

1.

The 3000 m x 200 m Dos Hornos Area, a zone of 4 parallel quartz veins located within a 150 m width of the structure;

2.

The 1500 m x 100 m Once Bocas Area consisting of 5 parallel quartz veins surrounded by an envelope of quartz stockwork,

3.

The 1100 m x 250 m Chacuaco Area

4.

The 500 m x 250 m Chacuaco West are areas, of silicification and quartz stockwork. All have been investigated by trenching, extensive sampling, by geochemical soil survey and limited diamond drilling.

This report is only concerned with the Dos Hornos and Once Bocas zone.

In 2002, orientation drilling at Once Bocas confirmed the presence at depth of intensely silica altered and leached rhyolite tuffs with subdued precious metal values. The program was initiated during the rainy season which made access difficult and did not permit spotting of drill sites in the most favourable locations, hence holes were drilled too steeply and were unfavourably sited, or did not reach their intended target depths because of caving of drill hole.

In spite of difficulties encountered valuable geological data was gained in respect to the configuration of the Once Bocas. The drill holes cut the mineralized gold – silver zone, but the drill results were considered inconclusive.

In 2003 a program of 19 drill holes was initiated. The objective was to test Dos Hornos with 6 drill holes, and Once Bocas with 6 drill holes.  Chacuaco and Cafetal were tested by the remaining 8 drill holes.

On Dos Hornos DDH 01 – 03, DDH 02 – 03 were collared at the same site and drilled at a bearing of N35E. DDH 11 – 03 was located 60 m to the west and drilled at S35W. The objective was to intersect the mineralized zone exposed in Trench 3, which is interpreted as the displaced continuation of Vein 1 .

DDH 01-03 at -45o intersected a new vein structure from 0.00 to 2.00 m and Dos Hornos vein 1 from 188 m to 212 m and stopped in mineralization. Rhyolitic lithic and lapilli tuffs, faulted, brecciated and granulated caused caving. Quartz veinlets, as open stockwork were intersected through out the drill holes and show extensive kaolinization, argillic alteration and silica flooding.

DDH 02 at -60o intersected the same new quartz vein structure at the collar as DDH 01 -03. From 50m to 52 m a second, unknown quartz – silica zone was intersected. At 82 m to 90 m a strong quartz vein zone within a fault zone was cut. The hole was caving at 88 m.  The following 6 m were Tricone drilled with only fragments of mineralized rock s recovered. This section is thought to represent Vein 1.

DDH 11-03 at – 45o intersected Vein 1 at 26 to 36 m within a fault zone represented by crushed quartz and gouge. At 52 – 54 m the same vein as intersected in DDH 01 and DDH 02 was encountered.

Trench 4, 50 m south of DDH 11 – 03 confirms the continuation of the mineralized structure to the south.  Geological mapping and geochemical Au – Ag anomalies confirm the south west and westerly displacement of Vein 1.

DDH 19-03 at - 45o was located to test the south ward continuation (1 km south) of the Dos Hornos zone at Mina San Miguel. The drill core shows elevated Au – Ag values throughout its entire length. The downward continuation of the San Miguel structure was intersected at 36 to 46 m. Geochemistry traces the structure from Dos Hornos North to Mina San Miguel.

DDH 17 -03 at -45o and DDH 18 at -45o were located to test continuation of Dos Hornos Vein 1 below Trench 1 and Shaft 4.  Both drill holes intersected the structure from 32 to 54 m and 18 to 36m respectively. Both drill holes had poor core recovery within the mineralized zone or hit reopened old Spanish workings.

A comparison of assays shows that drill core assays are low in comparison channel samples from underground and trenches. The apparent reason is the brecciated, sheared and broken nature of the mineralized zone. Los of sulphides caused by washing of core is indicated. The miners saying “Drill for Structure but drift for grade” appears to apply to the Nuevo Milenio.

On Once Bocas, two drill holes were lost due to ground condition, and one hole intersected caving and had to be wedged; the other 3 reach the projected depth. Each drill hole intersected part of the quartz veins and quartz stockwork zone.  The core showed silica flooding and intense alteration. Comparison of assays from drill core with assays from channel samples suggests that orientation of channel or drill hole samples in respect to the general trend of the quartz stock work (veinlets can be parallel or perpendicular to the main quartz veins) may affect sampling result.

The results, at the time (2003, 2004), were considered inconclusive. At Dos Hornos and Once Bocas as the mineralized structures which were intersected in all drill holes proved difficult to interpret.

During July to December 2005, all data on hand was re-evaluated and Spanish workings were reopened, mapped and sampled on Once Bocas and Dos Hornos. The new information confirmed the continuity of grade and structure and helped to interpret fault structures. On compilation of the new results with data in the file it became apparent that:

1.

The Dos Hornos structure consists of 4 bifurcating, parallel quartz veins trending N to N35W/ 85SW to 85 NE.

2.

Geochemical work did not only trace the mineralized structure but also identified NW trending fault zones displacing the mineralized structures southwesterly.

3.

Diamond drilling and channel sampling of tractor trenches, showed that vein 1 has mineralized widths of 20 to 30 m depending on cut-off grade. A comparison of drill core assays with trench sample assays shows that core assays can be up to 30% lower. This can be caused by washing of core or poor core recovery in fault and breccia zones. Comparison of core assays with samples from the Spanish workings show the same relation ship.

4.

A 700 m section of the Dos Hornos structure was used to calculate an inferred mineral resource.

5.

The Once Bocas structure is well outlined by geochemistry, but as on Dos Hornos, the fault displacement is indicated.

6.

Mineralization is associated with 5 parallel quartz veins, having a quartz stockwork envelope. The structure was traced for 1,200 m along strike and has an indicated width of a 100 m.

7.

Diamond drilling proved the persistence of quartz veining and quartz stockwork to depth.

8.

Surface sampling has shown that the orientation of sample channels may affect assay results.

9.

Underground mapping and sampling of new Spanish working clarified the geological and structural setting.

10.

The inferred mineral resource on the Once Bocas is centered in the area of old Spanish workings along a 300 m section of the structure.

The Total Inferred Mineral Resource calculated for both the Dos Hornos and Once Bocas is:

13,120,000 Tonnes, Au:  268,000 oz,   Ag:  30,340,000 oz

The reader should be aware that: "Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies."

The results to date have shown that the Dos Hornos and Once Bocas zones are part of a large epithermal Low Sulphidation Hydrothermal system with proven silver – gold mineralization. Both zones consist of multiple parallel veins warranting additional exploration to convert Inferred Mineral Resources to Indicated Mineral Resources.

The new information helped to clarify the geological setting and distribution of gold – silver mineralization and showed continuity of grade. Continuity of the structure was indicated by soil geochemistry and confirmed by regional and detailed geological mapping.

19.00 RECOMMENDATIONS:

Phase I of the follow up exploration program should focus on the areas at Dos Hornos and Once Bocas. Old shafts and inclines, known on both structures, should be opened for mapping and channel sampling. Both structures require detailed geological and structural mapping, additional cat trenching and soil sampling along the northern and southern extension.

A topographic survey to produce a reliable topographic map is a must to allow better geological interpretation.  Orientation geophysical surveys, as recommended by a qualified geophysicist, to establish if their effectiveness in outlining buried mineralized structures or areas of bulk tonnage is warranted. On completion of the work programs, diamond drilling is recommended for both Dos Hornos and Once Bocas primarily.

For other mineralized areas, the program as recommended by Hank Meixner P.Geo in his NI 43-101 report, is applicable.

Phase II drilling will be required if the results of diamond drilling and geophysical surveys of Phase I are positive. Fill in Drilling at closer intervals should be done along the strike of the prospective mineralized zones at Dos Hornos North and Once Bocas.

20.00 COST ESTIMATE Phase I -in US dollars

DESCRIPTION	US $
Detailed Geological mapping,	$ 7,500.00
Labour opening old workings, sampling, allow	$ 5,000.00
Assaying channel samples Au, Ag,	$ 4,000.00
Geochemistry allow	$ 10,000.00
Field Supply allow	$ 2,500.00
Topographic Survey allow	$ 8,000.00
Assaying allow	$ 8,500.00
Check assaying allow	$ 1,000.00
Road repair, trenches	$ 6,500.00
Access roads for drilling, drill setups,	$ 15,000.00
Drilling, 2000 metres of HQ core @$80.00	$ 160,000.00
Assays, allow 1500 samples, for Au, Ag	$ 18,800.00
Camp, core splitting, supplies, 3 men	$ 10,000.00
1 geologist logging core	$ 10,000.00
Supervision Data compilation, reporting,	$ 22,000.00
Diamond Saw blades 14 inches	$ 8,000.00
Equipment maintenance, trucks, generator, pumps	$ 6,000.00
Transportation, Hotels, etc	$ 7,000.00
Administration, accounting, miscellaneous	$ 10,000.00
Sub – Total	$ 319,800.00
Contingencies @ 20%	$ 63,960.00
TOTAL	$ 383,760.00

COST ESTIMATE Phase II – in US dollars

Drilling, allow for 12,000 metres @ $80.00 / meter	$ 960,000.00
Access roads, drill setups, trenching	$ 90,000.00
Geophysical surveys, allow	$ 34,000.00
Metallurgical tests, petrography	$ 12,000.00
Assays, allow	$ 90,000.00
Camp, core splitting, storage, supplies	$ 80,000.00
Equipment trucks, maintenance etc.	$ 25,000.00
Data compilation, computer modeling, office	$ 25,000.00
Reporting, travel, overheads	$ 35,000.00
Supervision	$ 50,000.00
Administration, accounting, miscellaneous	$ 50,000.00
Sub – Total	$ 1,451,000.00
Contingencies @ 20%	$ 290,200.00
Total PHASE II	$ 1,741,200.00

Total Phase I & II	$ 2,124,960.00

February 16th 2006

Respectfully submitted

PROFESSIONAL
PROVINCE
OF
F HOLCAPEK
BRITISH
COLUMBIA
ENGINEER

F. Holcapek, P. Eng.
Qualified Person
CREAM MINERALS LTD

February 16Th 2006, Durango, Durango, Mexico

BIBLIOGRAPHY:

Byron R. Berger and Paul I Eimon - Conceptual Models for Epithermal Silver Gold deposit.

Berger, B. R. and Henley, R.W., (1989); Advances in the Understanding of Epithermal Gold –

Silver Deposits, with Special Reference to the Western United States; in The Geology of Gold Deposits, the Perspective in 1988, Economic Geology, Monograph 6, pages 405 – 423.

Bonham, Jr., H.F., (1988); Bulk Mineable Gold Deposits of the Western United States; in The Geology of Gold Deposits, the Perspective in 1988, Economic Geology, Monograph 6, pages 193 – 207.

Buchanan, L. J., (1981); Precious Metal Deposits Associated with Volcanic Environments in the Southwest; in Relations of Tectonics to Ore Deposits in the Southern Cordillera, Dickinson, W.R. and Payne, W.D., Editors, Arizona Geological Society Digest, Volume 14, pages 237 – 262.

Boyle R.W. - Geological Survey Bulletin 280, The Geochemistry of Gold and its Deposits

Camprubi, A., Ferrari, L., Cosca, M.A., Cardellach, E., and Canals, A., (2003); Ages of Epithermal Deposits in Mexico: Regional Significance and Links with the Evolution of tertiary Volcanism; Economic Geology, Volume 98, pages 1029 – 1937.

Cathles L.M. -Economic Geology 75th Anniversary Volume, p. 424 – 457. Fluid Flow and Genesis of Hydrothermal Ore deposits.

Carstensen, A., (2001); Nuevo Milenio Property Visit, Draft Summary Report, prepared for Cream minerals De Mexico SA de CV, 7 pages.

Consejo De Recursos Minerales, (1994); Monografia Geologico Del Estado De Nayarit: Publication M – 12e, Secretaria De Energia, Minas E Industria Paraestatal, Subsecretaria De Minas E Industria Basica, Mexico.

Wolfgang E. Elston- Economic Geology 89th 1994, p. 1662 – 1686. Siliceous Volcanic centers as Guide to Mineral Exploration: Review and Summary.

Drummond, A. D., (2001); Summary Report, Lote Nuevo Milenio, Near Tepic, State of Nayarit, Mexico, for Cream Minerals Ltd., 9 pages.

Drummond, A.D. Ph.D., P.Eng (2000 to 2005).– Miscellaneous discussions, and notes.

Ferrari, l., Rosas-Elguera, J. (1999) Late Miocene to Quaternary extension at the northern boundary of the Jalisco block, western Mexico: The Tepic-Zacoalco rift revised.

Halsor,  S. P., Bormhorst,  T.J. at al - Economic Geology 88h ,1988, p. 1159 – 1169, Geology of the Delamar Silver Mine, Idaho – A Volcanic Dome Complex and Genetically Associated Hydrothermal System.

Holcapek, F.,  Francisco G. R., (2004 to 2005); Cream Minerals De Mexico, S. A. de C. V., Lote Nuevo Milenio, Nayarit, Mexico, Internal discussion papers, maps, progress reports

Holcapek, F., (2003); Cream Minerals De Mexico, S. A. de C. V., Lote Nuevo Milenio, Nayarit, Mexico, Geology, Observations, Discussions, Mineral Targets, 46 pages; internal report for Cream Minerals Ltd.

Holcapek, F., (2002); Geology Update, Cream Minerals de Mexico S. A. de C. V., Lote Nuevo Milenio, Nayarit. Mexico, Observations, Discussions, Interpretation, Part I, 23 pages; internal report for Cream Minerals Ltd.

Holcapek, F., (2002); Cream Minerals de Mexico S. A. de C. V., Lote Nuevo Milenio, Nayarit. Mexico, Paleo Erosional Surfaces, Supergene Kaolinization – Oxidation – Leaching, 15 pages; internal report for Cream Minerals Ltd.

Holcapek, F., (2001); Discussion, Silver – Gold Veins and Associated Bulk Tonnage Potential from Stockwork Zones and Zones of Dissemination, Application to Nuevo Milenio Project, 10 pages; internal report for Cream Minerals Ltd.

F. Holcapek, P.Eng.,( 2000 to 2002) Ing. Alberto Ruiz - Cream Minerals De Mexico S.A.De C.V., in House Progress Reports.

F. Holcapek, P.Eng., (2003 to 2005)  Ing. German Francisco Romeo - Cream Minerals in House Progress Reports November 2003 to December 2005.

Karig, D.E., Cardwell, R.K., Moore, G.F., Moore, D.F. – Late Cenozoic Subduction And Continental Margin Truncation Along The Northern Middle America Trench.

Fernando Ortega, Kenneth Clark, John-Mark Staude – MDR Short Course #16 Metallogeny of Mexico, 18 – 19 April, 1994

D.E. Karig, R.K. Cardwell, G.F. Moore, D.G. Moore – Late Cenozoic Subduction And Continental Margin Truncation Along The Northern Middle America Trench.

Fernando Ortega, Kenneth Clark, John-Mark Staude – MDR Short Course #16 Metallogeny of Mexico, 18 – 19 April, 1994

Mark V. Sanders and Mark T. Einaudi - Geology 85th,1990, p. 285 – 311, Epithermal Deposition of Gold during Transition from Propylitic to Potassic Alteration at Round Mountain, Nevada.

Izawa, E. and Urashima, Y., (1983); Quaternary Gold Mineralization and its Geologic Environments in Kyushu, Japan; in The Geology of Gold Deposits, the Perspective in 1988, Economic Geology, Monograph 6, pages 233 – 241.

Kennedy, B. and Stix, J., (2003); Styles and Mechanisms of Caldera Collapse, in Geoscience Canada, Volume 30, Number 2, pages 59 – 72.

Meixner, H.M., Geolocigal Report on the Nuevo Milenio Gold Silver Project, Municipality of Xalisco, Tepic Area, Nayarit State, Mexico, Latitude: 21o21’35”North, Longitude: 104o46’53”West, prepared for Cream Minerals LTD. (NI 43-101)

Nelson, S. A. and Sanchez – Rubio, G., (1986); Trans Mexican Volcanic Belt Field Guide, Volcanology Division, Geological Association of Canada, 108 pages.

Panteleyev, A., (1992); A Canadian Cordilleran Model for Epithermal Gold – Silver Deposits; in Ore Deposit Models, Roberts, R.G. and Sheahan, P.A., Editors, Geoscience Canada, reprint Series 3, pages 31 –44.

Ruiz Marquez A., and Holcapek, F., (2001); Report on the Property Investigation Lote Nuevo Milenio for Cream Minerals de Mexico S. A. de C. V., Geochemistry, 9 pages.

Sillitoe, R.H.  (1993)- Mineral deposit Modeling: Geological Association of Canada, Special Paper 40, p. 403 – 417. Epithermal Models: Genetic types, Geometric Controls and Shallow Features.

Donald E. White - Economic Geology 75th Anniversary Volume, p. 392 – 423. Active Geothermal  Systems and Hydrothermal Ore Deposits.

A

APPENDIX  I

ASSAYS USED FOR

INFERRED MINERAL RESOURCE CALCULATION

DOS HORNOS NORTH VEIN 1

B

SAMPLES FROM DOS HORNOS NORTH VEIN 1:

Trench 1 Dos Hornos	m	Ft	Au g/t	Ag g/t	Au g/t x m	Ag g/t x m
660963	2.00	6.56	4.452	422.90	8.904	845.80
660962	2.00	6.56	1.320	146.00	2.640	292.00
660962 – 3	4.00	13.12	2.886	284.45
Trench 2 Dos Hornos
659793	2.00	6.56	7.534	73.00	15.068	146.00
659794	2.00	6.56	0.856	41.10	1.712	82.20
659795	2.00	6.56	1.406	38.80	2.812	77.60
659793 – 95	6.00	19.68	3.265	50.97
Trench 3 Dos Hornos
660973	2.00	6.56	7.603	265.90	15.206	531.80
660974	2.00	6.56	10.274	466.90	20.548	933.80
660975	2.00	6.56	1.712	217.00	3.424	434.00
660973 – 75	6.00	19.68	6.530	316.60
Shaft 5 Dos Hornos
660675	1.00	3.28	1.967	76.00	1.967	76.00
660676	0.80	2.62	3.304	210.60	2.643	168.48
660677	2.00	6.56	2.483	67.00	4.966	134.00
660675 -77	3.80	12.46	2.520	99.60
Adit 1, about 6 m below Trench 1
182176	1.30	4.26	0.530	98.00	0.689	127.40
x-cut
182177	1.10	3.61	2.990	424.00	3.289	466.40
182178	1.20	3.94	1.220	163.00	1.464	195.60
Adit Face
182179	1.25	4.10	4.110	562.00	5.138	702.50
182180	1.45	4.76	1.740	177.00	2.523	256.65
182176 -80	6.30	20.66	2.080	277.55
Shaft 2, Adit 2 trench 1 level
182172	1.20	3.94	1.320	96.00	1.584	115.20
182173	1.00	3.28	1.280	63.00	1.280	63.00
182174	1.70	5.58	2.080	122.00	3.536	207.40
182172 -74	3.90	12.79	1.641	98.87
DDH 17-03
199901 38m to 40 m	2.00	6.58	1.050	191.50	2.100	383.00
Shaft 3
182183	2.00	6.58	1.40	138.00	2.800	276.00
Shaft 4
659608	3.00	9.84	2.468	83.00	7.404	249
DDH 18 - 03 Drill PAD (Access)
182181	2.00	6.58	1.080	66.00	2.160	132.00

C

DDH 18-03 are low	m	Ft	Au g/t	Ag g/t	Au g/t x m	Ag g/t x m
199949 26m to 28 m	2.00	6.58	1.644	131.00	3.288	262.00
Shaft - Level 1
18261	1.31	4.30	7.770	13.00	10.179	17.03
18262	1.10	3.61	3.080	54.00	3.388	59.40
18263	1.25	4.10	1.400	132.00	1.750	165.00
18264	1.10	3.61	1.810	268.00	1.991	294.80
18265	1.80	5.90	2.420	191.00	4.356	343.80
18261 -18265	1.31	21.52	3.302	134.15
Shaft - Level 2
182145	1.10	3.61	4.190	200.00	4.609	220.00
182146	1.30	4.26	5.470	257.00	7.111	334.10
182148	1.05	3.44	2.100	102.00	2.205	107.10
182149	1.00	3.28	2.800	133.00	2.800	133.00
182150	1.40	4.59	1.480	114.00	2.072	159.60
182151	1.20	3.94	1.010	135.00	1.212	162.00
182153	1.70	5.58	1.790	133.00	3.043	226.10
182145 – 182153	1.09	28.70	2.635	153.36
Shaft Level 3
182155	1.20	3.94	7.670	205.00	9.204	246.00
182156	1.20	3.94	1.530	59.00	1.836	70.80
182157	1.15	3.77	5.850	168.00	6.728	193.20
182158	1.25	4.10	4.460	138.00	5.575	172.50
182159	1.15	3.77	4.050	289.00	4.658	332.35
182160	1.20	3.94	3.190	148.00	3.828	177.60
182155 – 182160	1.19	23.45	4.451	166.78
DDH 01-03
B104139	2.00	6.56	0.651	200.00	1.302	400.00
Vein 1 Exposure in Creek SE of Adit 3, fault segment exposed
182166	1.50	4.92	0.360	110.00	0.540	165.00
Adit 4
182193	2.00	6.56	1.300	52.00	2.600	104.00
182194	2.00	6.56	5.840	306.00	11.680	612.00
182195	1.20	3.94	0.120	191.00	0.144	229.20
182193 – 182195	5.20	17.06	2.774	181.77
182196	1.50	4.92	1.630	39.00	2.445	58.50
182197	2.00	6.56	5.410	68.00	10.820	136.00
182196 – 97	3.50	11.48	3.790	55.57
182198	1.80	5.90	1.190	462.00	2.142	831.60
182199	2.20	7.22	1.200	205.00	2.640	451.00
182200	1.70	5.58	1.550	222.00	2.635	377.40
182198 – 200	5.70	18.70	1.301	291.23
182201	1.80	5.90	0.880	192.00	1.584	345.60
182202	1.80	5.90	1.500	106.00	2.700	190.80
182201 – 02	3.60	11.81	1.190	149.00

D

Adit 4 continue	m	Ft	Au g/t	Ag g/t	Au g/t x m	Ag g/t x m
182203	1.70	5.58	1.570	308.00	2.669	523.60
182204	1.50	4.92	0.340	82.00	0.510	123.00
182203 – 04	3.20	10.50	0.993	202.06
182205	2.20	7.22	0.830	155.00	1.826	341.00
182206	1.60	5.25	2.790	262.00	4.464	419.20
18205 – 06	3.80	12.46	1.655	200.05
182207	1.80	5.90	1.420	227.00	2.556	408.60
182208	1.40	4.59	0.180	44.00	0.252	61.60
18207 – 08	3.20	10.50	0.878	146.94
trench # 3 Dos Hornos
660973	2.00	6.56	7.603	265.90	15.206	531.80
660974	2.00	6.56	10.274	466.90	20.548	933.80
660975	2.00	6.56	1.712	217.00	3.424	434.00
660973 -75	6.00	19.68	6.530	316.60
Trench # 4 Dos Hornos
659506	3.00	9.84	2.446	83.00	7.338	249.00
					293.71	18498.91
weighted Average	4.2	13.78	2.827	178.05
All Samples

I

APPENDIX  II

ASSAYS USED FOR

INFERRED MINERAL RESOURCE CALCULATION

ONCE BOCAS BULK TONNAGE

II

ASSAYS ONCE BOCAS

Sample #	m From	m to	m	ft	Au g/t	Ag g/t	Au* m	Ag * m
PUNTO TD5 (SAMPLE TYPE/CHANNEL) Road Trench, shafts
659896			1.40	4.59	0.813	100.00	1.138	140.00
659897			1.70	5.58	0.114	7.40	0.194	12.58
659898			2.10	6.89	0.149	21.90	0.313	45.99
659899			2.00	6.56	0.348	54.00	0.696	108.00
659900			1.40	4.59	0.968	187.00	1.355	261.80
659901			2.30	7.54	0.408	53.00	0.938	121.90
659902			1.00	3.28	1.854	301.40	1.854	301.40
659903			2.00	6.56	0.033	5.50	0.066	11.00
659904			2.00	6.56	0.516	110.00	1.032	220.00
659896 – 04			15.90	52.15	0.477	76.90
659898 – 02	including		8.80	28.86	0.586	94.35
659900 02	including		4.70	15.42	0.882	145.77
PUNTO TD12 (SAMPLE TYPE/FLOOR CHANNEL)
659912			3.00	9.84	0.608	42.00	1.824	126.000
659913			3.00	9.84	0.290	46.00	0.870	138.000
659914			3.00	9.84	0.269	34.80	0.807	104.400
659912 – 14			9.00	29.52	0.389	40.93
SUPERFICIE (SAMPLE TYPE/CHANNEL)
659877			1.90	6.23	0.404	74.00	0.768	140.60
659878			0.70	2.30	0.261	60.00	0.183	42.00
659879			3.00	9.84	0.174	55.00	0.522	165.00
659877-79			5.60	18.37	0.263	62.07
SUPERFICIE ONCE BOCAS
659957			2.00	6.56	0.379	23.40	0.758	46.800
659963			1.50	4.92	7.808	50.00	11.712	75.00
659964			2.00	6.56	0.055	3.00	0.110	6.00
659965			2.00	6.56	0.459	61.00	0.918	122.00
659966			2.00	6.56	0.516	40.80	1.032	81.60
659967			2.00	6.56	0.064	2.60	0.128	5.20
659968			2.00	6.56	0.197	48.00	0.394	96.00
659957-68			13.40	43.95	1.115	32.04
BOCAMINAS Stockwork Zone
659874			2.20	7.22	0.788	129.00	1.734	283.80
659875			1.20	3.94	0.203	67.00	0.244	80.40
659874 – 75			3.40	11.15	0.582	107.05
Cuts Surface near shaft 4
659619			2.00	6.56	0.750	225.50	1.500	451.00
659620			2.00	6.56	0.235	150.00	0.470	300.00
6559619-20			4.00	13.12	0.913	74.41
MINA ONCE BOCAS 1
659623			2.15	7.05	0.102	13.50	0.219	29.03
659624			1.25	4.10	0.291	55.00	0.364	68.75
659625			1.15	3.77	0.053	18.60	0.061	21.39

III

Sample #	m From	m to	m	ft	Au g/t	Ag g/t	Au* m	Ag * m
659626			1.15	3.77	0.230	51.00	0.265	58.65
659627			1.15	3.77	0.274	68.00	0.315	78.20
659628			0.70	2.30	0.217	55.00	0.152	38.50
659629			1.00	3.28	0.066	14.30	0.066	14.30
659630			2.05	6.72	0.079	31.40	0.162	64.37
659631			1.20	3.94	0.148	8.70	0.178	10.44
659632			1.60	5.25	0.347	48.00	0.555	76.80
659633			2.15	7.05	0.047	5.60	0.101	12.04
659634			2.15	7.05	0.117	21.20	0.252	45.58
659635			0.85	2.79	0.632	151.00	0.537	128.35
659636			1.10	3.61	0.374	94.00	0.411	103.40
659637			0.80	2.62	0.032	4.40	0.026	3.52
659638			1.55	5.08	0.217	44.00	0.336	68.20
659639			1.40	4.59	0.064	6.70	0.090	9.38
659640			0.70	2.30	0.087	16.20	0.061	11.34
659623-40			24.10	79.05	0.172	34.94
659623-30	including		10.60	34.77	0.155	35.21
659635 – 36	including		1.95	6.40	0.486	118.85
MINA ONCE BOCAS 1
659641			1.80	5.90	0.330	24.00	0.594	43.20
659642			1.90	6.23	0.550	66.00	1.045	125.40
659643			2.00	6.56	0.080	28.60	0.160	57.20
659644			2.00	6.56	0.197	120.00	0.394	240.00
659645			2.00	6.56	0.037	9.60	0.074	19.20
659646			1.30	4.26	0.113	33.40	0.147	43.42
659647			1.30	4.26	0.118	30.30	0.153	39.39
659648			2.00	6.56	0.107	21.00	0.214	42.00
659649			2.00	6.56	0.080	19.40	0.160	38.80
659650			2.00	6.56	0.067	26.40	0.134	52.80
659661			1.90	6.23	0.905	187.00	1.720	355.30
659662			1.10	3.61	0.160	30.70	0.176	33.77
659663			2.00	6.56	0.014	13.10	0.028	26.20
659664			2.60	8.53	0.084	50.00	0.218	130.00
659665			1.00	3.28	0.037	8.00	0.037	8.00
659641-65			26.90	88.23	0.195	46.64
65941-44	including		7.70	25.26	0.682	162.95
659644 – 61	including		14.50	47.56	0.3663	86.53
659644	including		2.00	6.56	0.197	120.00
659661	including		1.90	6.23	0.905	187.00
MINA ONCE BOCAS 2	NE trend
659666			2.00	6.56	0.069	15.10	0.138	30.20
659667			2.00	6.56	0.026	4.50	0.052	9.00
659668			1.50	4.92	0.015	10.00	0.023	15.00
659669			2.00	6.56	0.076	12.50	0.152	25.00
659670			1.00	3.28	0.040	21.70	0.040	21.70
659671			1.00	3.28	0.310	49.00	0.310	49.00
659672			1.00	3.28	0.126	30.70	0.126	30.70
659673			1.00	3.28	0.114	24.50	0.114	24.50
659674			1.00	3.28	0.021	6.70	0.021	6.70

IV

Sample #	m From	m to	m	ft	Au g/t	Ag g/t	Au* m	Ag * m
659675			1.00	3.28	0.498	126.00	0.498	126.00
659676			1.00	3.28	0.244	79.00	0.244	79.00
659677			1.00	3.28	0.617	96.00	0.617	96.00
659678			1.00	3.28	0.069	15.30	0.069	15.30
659679			1.00	3.28	0.274	39.10	0.274	39.10
659680			1.00	3.28	0.106	30.80	0.106	30.80
659681			1.00	3.28	0.071	14.70	0.071	14.70
659682			1.00	3.28	0.013	4.00	0.013	4.00
659683			1.00	3.28	0.016	2.10	0.016	2.10
659684			1.00	3.28	0.028	1.30	0.028	1.30
659685			1.00	3.28	0.288	22.10	0.288	22.10
659686			1.00	3.28	0.158	27.60	0.158	27.60
659687			1.00	3.28	0.015	2.60	0.015	2.60
659688			1.00	3.28	0.014	1.20	0.014	1.20
659666-88			26.50	86.13	0.128	25.42
659668 -81	including		15.50	50.84	0.172	37.00
659671 -77	including		7.00	22.96	0.276	58.84
659675 -77	including		3.00	9.84	0.453	100.33
Mina Once Bocas 2	NW trend
659689			2.00	6.56	0.040	3.50	0.080	7.00
659690			2.00	6.56	0.289	20.70	0.578	41.40
659691			2.00	6.56	0.223	44.00	0.446	88.00
659692			2.00	6.56	0.080	11.30	0.160	22.60
659693			1.10	3.61	0.069	8.90	0.076	9.79
659694			1.75	5.74	0.274	37.60	0.480	65.80
659695			1.75	5.74	0.133	7.20	0.233	12.60
659696			1.30	4.26	0.321	64.00	0.417	83.20
659697			1.00	3.28	0.103	34.80	0.103	34.80
659698			1.00	3.28	0.197	44.00	0.197	44.00
659699			2.00	6.56	0.118	59.00	0.236	118.00
659700			1.30	4.26	0.081	33.60	0.105	43.68
659689-700			19.20	62.98	0.162	29.73
659696-700	including		6.60	21.65	0.160	49.04

660482			2.20	7.22	0.205	43.60	0.451	95.92
660483			2.50	8.20	0.479	129.60	1.198	324.00
660484			1.65	5.41	0.070	16.20	0.116	26.73
660485			1.30	4.26	0.205	42.00	0.267	54.60
660486			3.00	9.84	0.027	3.70	0.081	11.10
660482 -86			10.65		0.198	48.801
660482 -85	including		7.65	25.09	0.276	66.97
660482 -83	including		4.70	15.42	0.351	89.34
660483	including		2.00	6.56	0.479	129.60
Stockwork Rocks intensely weathered in Creek
659813			1.50		0.094	17.70	0.141	26.55
659814			1.45		0.051	2.50	0.074	3.63

V

ONCE BOCAROAD in Creek, parallel to structure SW past Points   9 - 12

Sample #	m From	m to	m	ft	Au g/t	Ag g/t	Au* m	Ag * m
659815			1.00	3.28	0.331	70.00	0.331	70.00
659816			1.00	3.28	0.233	30.40	0.233	30.40
659817			1.40	4.59	0.440	29.20	0.616	40.88
659818			1.90	6.23	0.843	43.00	1.602	81.70
6598013 – 18			8.25	27.06	0.363	30.69
ONCE BOCAS Puntos 16 - 18 South of Creek
659831			2.00	6.56	0.364	31.60	0.728	63.20
659832			2.00	6.56	0.064	7.10	0.128	14.20
659833			2.00	6.56	0.081	6.40	0.162	12.80
659834			2.45	8.04	0.919	174.00	2.252	426.30
659835			2.00	6.56	0.255	39.90	0.510	79.80
659836			2.05	6.72	0.278	50.00	0.570	102.50
659831 – 36			12.50	41.00	0.348	55.90
659834 – 36	including		6.50	21.32	0.513	93.63
659834	including		2.45	8.04	0.919	174.00
Zanja #3 Once Bocas
659856			1.20	3.94	0.280	101.00	0.336	121.20
659857			1.55	5.08	0.030	2.50	0.047	3.88
659858			1.30	4.26	0.019	4.30	0.025	5.59
659859			2.20	7.22	0.020	2.10	0.044	4.62
659860			2.10	6.89	0.048	5.90	0.101	12.39
659861			1.30	4.26	0.085	21.00	0.111	27.30
659862			2.20	7.22	2.305	744.20	5.071	1637.24
659863			0.85	2.79	0.301	44.00	0.256	37.40
659864			1.00	3.28	0.617	102.00	0.617	102.00
659865			1.00	3.28	0.855	166.00	0.855	166.00
659866			2.00	6.56	0.048	22.60	0.096	45.20
659867			2.00	6.56	0.189	24.00	0.378	48.00
659868			1.00	3.28	0.034	6.20	0.034	6.20
659869			1.00	3.28	0.890	159.00	0.890	159.00
659870			1.50	4.92	0.098	1.80	0.147	2.70
659871			1.00	3.28	0.085	11.00	0.085	11.00
659872			2.20	7.22	0.030	4.10	0.066	9.02
659873			1.65	5.41	0.020	4.30	0.033	7.10
659856 – 73			27.05	88.72	0.340	88.940
659862 – 73	including		11.05	36.24	0.742	199.19
659862-65	including		5.05	16.56	1.346	384.68
659862	including		2.00	6.56	2.305	744.20
Stopes North of Creek on 2 Veins
182214			1.25	4.10	3.500	404.00	4.375	505.00
182215			1.20	3.94	0.380	61.00	0.456	73.20
182216			1.50	4.92	0.290	41.00	0.435	61.50
182217			1.55	5.08	0.720	127.00	1.116	196.85
182218			1.40	4.59	0.510	118.00	0.714	165.20
182219			0.85	2.79	1.280	272.00	1.088	231.20
182220			0.70	2.30	0.480	91.00	0.336	63.70

VI

SAMPLE No.			m	ft	Au g/t	Ag g/t	Au g/t x m	Ag g/t x m
182221			1.95	6.40	0.080	240.00	0.156	468.00
182222			1.60	5.25	0.040	42.00	0.064	67.20
182223			1.50	4.92	2.900	533.00	4.350	799.50
182224			2.50	8.20	0.290	64.00	0.725	160.00
182225			1.70	5.58	0.330	54.00	0.561	91.80
182226			1.30	4.26	0.810	104.00	1.053	135.20
182227			1.80	5.90	0.870	97.00	1.566	174.60
Vein Stope all samples	20.8	68.22	1.60	5.25	0.817	153.51
Stope vein only	11.60	38.05	1.45	4.76	1.243	230.65
Vein Stope high grade	9.80	32.14	1.40	4.59	1.311	255.20
Once Bocas Adit 3
North of Creek - near Creek, Vein 3 plus Stockwork
182228			2.00	6.56	0.950	72.00	1.900	144.00
182229			2.00	6.56	1.440	141.00	2.880	282.00
182230			2.00	6.56	0.460	124.00	0.920	248.00
Silicified Zone near Portal
182231			2.00	6.56	0.050	6.00	0.100	12.00
182232			2.00	6.56	0.040	4.00	0.080	8.00
182233			2.20	7.22	0.050	15.00	0.110	33.00
182228-33			12.20	40.02	0.50	60.33
182228-30	Including		6.00	19.68	0.95	112.33
182229 -30	Including		4.00	13.12	0.95	132.50
South of Creek	Shaft 8	x-cut
182234			2.00	6.56	0.120	5.00	0.240	10.00
182235			2.00	6.56	0.030	6.00	0.060	12.00
182236			2.00	6.56	0.390	52.00	0.780	104.00
182237			2.40	7.87	0.510	57.00	1.224	136.80
182238			1.50	4.92	0.630	78.00	0.945	117.00
182234-38			9.90	32.47	0.33	38.36
182236-38	Including		5.90	19.35	0.55	64.37

DDH 12-03	From m	To m	m		Au g/t	Ag g/t
199088	56.00	58.00	2.00	6.56	2.727	633.00	5.454	1266.000
199089	58.00	60.00	2.00	6.56	0.049	88.00	0.098	176.000
199090	60.00	62.00	2.00	6.56	0.016	9.00	0.032	18.000
199091	62.00	64.00	2.00	6.56	0.005	9.50	0.010	19.000
199092	64.00	66.00	2.00	6.56	0.005	6.20	0.010	12.400
199093	66.00	68.00	2.00	6.56	0.046	11.40	0.092	22.800
199094	68.00	70.00	2.00	6.56	0.005	7.50	0.010	15.000
199095	70.00	72.00	2.00	6.56	0.005	7.10	0.010	14.200
199096	72.00	74.00	2.00	6.56	0.005	5.20	0.010	10.400
199097	74.00	76.00	2.00	6.56	0.005	2.70	0.010	5.400
199098	76.00	78.00	2.00	6.56	0.005	1.50	0.010	3.000
199099	78.00	80.00	2.00	6.56	0.005	2.10	0.010	4.200
199100	80.00	82.00	2.00	6.56	0.055	7.40	0.110	14.800
199101	82.00	84.00	2.00	6.56	0.005	3.60	0.010	7.200
199102	84.00	86.00	2.00	6.56	0.005	7.80	0.010	15.600
199103	86.00	88.00	2.00	6.56	0.01	3.60	0.020	7.200

VII

SAMPLE No.	From	To	m	ft	Au g/t	Ag g/t	Au g/t x m	Ag g/t x m
199104	88.00	90.00	2.00	6.56	0.019	3.60	0.038	7.200
199105	90.00	92.00	2.00	6.56	0.039	4.50	0.078	9.000
199106	92.00	94.00	2.00	6.56	0.037	8.50	0.074	17.000
199107	94.00	96.00	2.00	6.56	0.057	5.20	0.114	10.400
199108	96.00	98.00	2.00	6.56	0.904	94.00	1.808	188.00
199109	98.00	100.00	2.00	6.56	0.729	188.00	1.458	376.00
199110	100.00	102.00	2.00	6.56	0.261	47.00	0.522	94.00
199111	102.00	104.00	2.00	6.56	0.091	22.10	0.182	44.20
199112	104.00	106.00	2.00	6.56	0.908	262.00	1.816	524.00
199113	106.00	108.00	2.00	6.56	0.476	109.00	0.952	218.00
199114	108.00	110.00	2.00	6.56	0.05	18.20	0.100	36.40
199115	110.00	112.00	2.00	6.56	0.053	17.30	0.106	34.60
199116	112.00	114.50	2.50	8.20	0.059	11.00	0.148	27.50
199127	114.50	116.00	2.00	6.56	0.12	23.50	0.240	47.00
199128	116.00	118.00	2.00	6.56	0.015	4.10	0.030	8.20
199129	118.00	120.00	2.00	6.56	0.054	15.90	0.108	31.80
199130	120.00	122.00	2.00	6.56	0.016	13.00	0.032	26.00
199131	122.00	124.00	2.00	6.56	0.014	6.30	0.028	12.60
199132	124.00	126.00	2.00	6.56	0.106	23.60	0.212	47.20
199088 -116,19927 -32	56.00	126.00	70.00	229.60	0.199	48.150
199088 -113	58.00	114.50	58.00	190.24	0.241	58.11
199088-89	56.00	64.00	4.00	13.12	1.39	260.50
199088	56.00	58.00	2.00	6.56	2.727	633.00
199108 - 41	96.00	126.00	30.50	100.04	0.256	56.76
199108 - 13	96.00	108.00	12.00	39.36	0.562	120.35
199108 -09	96.00	100.00	4.00	13.12	0.817	141.00
199109	96.00	98.00	2.00	6.56	0.729	188.00
19912 - 13	104.00	108.00	4.00	13.12	0.692	185.50
19912	106.00	108.00	2.00	6.56	0.908	262.00

DDH 10-03
B104966	0.00	2.00	2.00	6.56	0.022	36.4	0.045	72.800
B104985	38.00	40.00	2.00	6.56	0.141	29.6	0.282	59.200
B104986	40.00	42.00	2.00	6.56	0.177	39.7	0.354	79.400
104966	0.00	2.00	2.00	6.56	0.022	36.40	.0.044	72.80
104985 -86	38.00	42.00	4.00	13.12	0.160	34.65
DDH 09-03
B104896	66.00	68.00	2.00	6.56	0.194	1.60	0.388	3.200
B104897	68.00	70.00	2.00	6.56	0.012	3.00	0.024	6.000
B104898	70.00	72.00	2.00	6.56	0.220	26.50	0.440	53.000
B104899	72.00	74.00	2.00	6.56	0.022	4.00	0.044	8.000
B104900	74.00	76.00	2.00	6.56	0.006	2.70	0.012	5.400
B104901	76.00	78.00	2.00	6.56	0.011	2.20	0.022	4.400
B104902	78.00	80.00	2.00	6.56	0.059	28.10	0.118	56.200
B104903	80.00	82.00	2.00	6.56	0.182	32.10	0.364	64.200
B104904	82.00	84.00	2.00	6.56	0.716	183.00	1.432	366.000
B104905	84.00	86.00	2.00	6.56	0.082	24.30	0.164	48.600

VIII

SAMPLE No.	From	To	m	ft	Au g/t	Ag g/t	Au g/t x m	Ag g/t x m
B104906	86.00	88.00	2.00	6.56	0.208	66.00	0.416	132.000
B104907	88.00	90.00	2.00	6.56	0.067	19.90	0.134	39.800
B104908	90.00	92.00	2.00	6.56	0.102	22.80	0.204	45.600
B104909	92.00	94.00	2.00	6.56	0.188	23.60	0.376	47.200
104896 - 909	66 .00	94.00	28.00	91.84	0.155	36.27
104902 - 909	78.00	94.00	16.00	52.48	0.200	50.00
104894 - 06	82.00	88.00	6.00	19.68	0.335	91.10
104894	82.00	84.00	2.00	6.56	0.716	183.00
DDH08
B104780	26.00	28.00	2.00	6.56	0.647	26.9
DDH 06-3
B104621	18.00	20.00	2.00	6.56	0.410	18.70	0.820	37.400
B104622	20.00	22.00	2.00	6.56	0.107	17.00	0.214	34.000
B104623	22.00	24.00	2.00	6.56	0.257	90.00	0.514	180.000
B104624	24.00	26.00	2.00	6.56	0.570	22.80	1.140	45.600
B104625	26.00	28.00	2.00	6.56	5.479	471.70	10.958	943.400
B104626	28.00	30.00	2.00	6.56	0.194	37.10	0.388	74.200
B104721- 26	18.00	30.00	12.00	39.36	1.170	109.55
104623 - 26	22.00	30.00	8.00	26.24	1.625	155.4
104625	26.00	28.00	2.00	6.56	5.579	471.70
DDH 06-03
B104675	126.00	128.00	2.00	6.56	0.008	12.50	0.016	25.000
B104676	128.00	130.00	2.00	6.56	0.010	6.90	0.020	13.800
B104677	130.00	132.00	2.00	6.56	0.021	3.00	0.042	6.000
B104678	132.00	134.00	2.00	6.56	0.303	5.60	0.606	11.200
B104679	134.00	136.00	2.00	6.56	0.059	4.40	0.118	8.800
B104680	136.00	138.00	2.00	6.56	0.039	27.50	0.078	55.000
B104681	138.00	140.00	2.00	6.56	0.072	8.30	0.144	16.600
B104682	140.00	142.00	2.00	6.56	0.229	29.90	0.458	59.800
B104683	142.00	144.00	2.00	6.56	0.078	19.10	0.156	38.200
B104684	144.00	146.00	2.00	6.56	0.120	27.00	0.240	54.000
B104685	146.00	148.00	2.00	6.56	0.046	9.30	0.092	18.600
104675-85	126.00	148.00	22.00	72.16	0.090	13.95
104682-85	140.00	148.00	12.00	39.36	0.100	20.18
DDH 04 - 02
1	19.50	22.50	3.00	9.84	0.920	7.00	2.760	21.000
2	22.50	25.50	3.00	9.84	1.183	101.00	3.549	303.000
3	25.50	28.50	3.00	9.84	0.071	9.20	0.213	27.600
4	28.50	31.50	3.00	9.84	0.123	10.20	0.369	30.600
5	31.50	34.50	3.00	9.84	0.041	6.10	0.123	18.300
6	34.50	37.50	3.00	9.84	0.115	6.50	0.345	19.500
7	61.50	64.50	3.00	9.84	0.010	86.00	0.030	258.000
1 to 7	19.50	64.50	21.00	68.88	0.352	32.29
1 to 6	19.50	37.50	18.00	59.04	0.410	23.33
2	22.50	25.50	3.00	9.84	1.183	101.00

IX

DDH 03-02	From	To	m	Ft	Au g/t	Ag g/t	Au *m	Ag * m
1	39.00	40.20	1.20	3.94	0.156	78.00	0.187	93.600
2	40.20	42.00	1.80	5.90	0.734	95.00	1.321	171.000
3	42.00	45.00	3.00	9.84	0.365	79.00	1.095	237.000
4	45.00	48.00	3.00	9.84	0.028	7.10	0.084	21.300
5	48.00	51.00	3.00	9.84	0.574	168.00	1.722	504.000
6	51.00	54.00	3.00	9.84	0.081	17.40	0.243	52.200
7	54.00	57.00	3.00	9.84	0.826	193.00	2.478	579.000
8	57.00	60.00	3.00	9.84	0.251	62.00	0.753	186.000
9	60.00	63.00	3.00	9.84	0.113	63.00	0.339	189.000
10	63.00	66.00	3.00	9.84	0.158	24.80	0.474	74.400
11	66.00	69.00	3.00	9.84	0.335	109.00	1.005	327.000
12	69.00	72.20	3.20	10.50	0.411	51.00	1.315	163.200
13	72.20	75.00	2.80	9.18	0.056	16.50	0.157	46.200
14	75.00	78.00	3.00	9.84	0.070	15.20	0.210	45.600
weighted average	39.00	78.00	39.20	127.92	0.292	68.96
including	39.00	72.20	33.20	108.90	0.331	78.41
including	39.00	45.00	6.00	19.68	0.434	83.60
including	48.00	57.00	9.00	30.42	0.494	115.37
including	48.00	51.00	3.00	9.84	0.574	168.00
including	54.00	57.00	3.00	9.84	0.826	193.00
including	66.00	69.00	3.00	9.84	0.335	109.00

Total # of Samples:    245   weighted Average:   Au  g/t:   0.345    Ag g/t:   57.902